Filed pursuant to General Instruction II.L of Form F-10
File No. 333-142656

Prospectus

US$90,000,000

5.50% Senior Subordinated Convertible Notes due June 15, 2022
Interest payable June 15 and December 15

Issue price: 100%

The notes will bear interest at a rate of 5.50% per year. Interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2007. The notes will mature on June 15, 2022.

The notes will be unsecured obligations and will rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of our Brisas project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Holders may convert their notes into Class A common shares (“common shares”) based on a conversion rate of 132.626 common shares per US$1,000 principal amount of notes, equivalent to a conversion price of approximately US$7.54 per share, subject to adjustment, at their option at any time prior to maturity. Subject to the satisfaction of certain conditions, we may, in lieu of delivering common shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and common shares. In addition, following certain corporate transactions described in this prospectus, we will increase the conversion rate for holders who elect to convert notes in connection with such corporate transactions in certain circumstances.

We may redeem for cash all or a portion of the notes at any time on or after June 16, 2010, until June 15, 2012, at a purchase price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the closing price of our common shares reaches a specified threshold. Beginning on June 16, 2012, we may redeem for cash all or a portion of the notes at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any. We may not otherwise redeem any of the notes at our option prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes.

Holders may require us to purchase all or a portion of their notes on June 15, 2012 at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. In addition, if we experience specified types of fundamental changes, holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any. We may choose to pay the purchase price in connection with a purchase of the notes at the option of the holder or upon a fundamental change in cash, common shares or any combination of cash and common shares.

For a more detailed description of the notes, see the “Description of notes” section of this prospectus.

The notes will not be listed on any securities exchange. Our common shares are listed for trading on the American Stock Exchange (“AMEX”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “GRZ.” On May 14, 2007, the closing price of the common shares on AMEX and the TSX was US$6.00 and Cdn.$6.68, respectively. The TSX has conditionally approved the listing of the common shares issuable upon conversion of all or a portion of the notes offered hereby. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007. Application has also been made to have the common shares issuable upon conversion of all or a portion of the notes offered hereby listed on AMEX.

Investing in the notes involves a high degree of risk.  See “Risk factors” beginning on page 1.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein is subject to complex tax rules and may have tax consequences both in the United States and in Canada. See “Income tax considerations.” Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is organized under the laws of the Yukon Territory, Canada, that some of its officers and directors are residents of Canada, that some of the underwriters or experts named in the prospectus are residents of Canada, and that a substantial portion of the assets of the company and said persons are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about May 18, 2007.

JPMorgan	RBC Capital Markets
Cormark Securities

May 15, 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the securities only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless stated otherwise, all references to “US$,” “$,” or “dollars” in this prospectus are references to United States dollars and references to “Cdn. $” are to Canadian dollars. See “Exchange rate information.” Our financial statements that are incorporated by reference into this prospectus have been prepared in United States dollars in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”) as described in note 11 to our audited consolidated financial statements for the year ended December 31, 2006.

References throughout this prospectus to the “Company” or the terms “we,” “us” and “our,” except as otherwise indicated in this prospectus, refer primarily to Gold Reserve Inc. and its wholly-owned subsidiaries.

Cautionary note to United States investors

This prospectus, including the documents incorporated by reference in this prospectus, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this prospectus, including the documents incorporated by reference in this prospectus, uses the terms “measured,” “indicated” and “inferred” resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them, including under its Industry Guide 7. As further described in our annual information form incorporated by reference in this prospectus, under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. See “Documents incorporated by reference.” U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, resources and reserves contained in this prospectus or in the documents incorporated by reference in this prospectus may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and not the SEC’s Industry Guide 7. These standards differ significantly from the requirements of the SEC (including under its Industry Guide 7), and reserve and resource information contained or incorporated by reference in this prospectus may not be comparable to similar information disclosed by U.S. companies or in a U.S.-style prospectus.

See “Glossary of Significant Terms” in the Company’s annual information form incorporated by reference in this prospectus for a description of certain of the mining terms used in this prospectus and in the documents incorporated by reference in this prospectus.

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The Company

Overview

We are a mining company and have been engaged in the business of exploration and development of mining projects since 1956. We are presently focusing our management and financial resources on our most significant asset, the Brisas gold and copper project (“Brisas”), located in Bolivar State, Venezuela.

We acquired Brisas in 1992 and since then we have expended over $100 million on the property. Brisas is one of the largest undeveloped gold and copper deposits in the world, as measured by its proven and probable reserves of 10.4 million ounces of gold and 1.3 billion pounds of copper. We believe Brisas has many competitive strengths, including:

Attractive production profile — Upon start-up, currently expected in 2010, Brisas is expected to yield average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of 18.5 years.

Low cost production — Cash operating costs are currently anticipated to be in the lower quartile of the worldwide gold industry cost curve. Brisas is expected to benefit from access to low-cost energy in Venezuela and also from by-product credits related to copper production. Cash operating costs are estimated at $126 per ounce of gold, net of copper credits at $1.80 per pound of copper. Cash operating costs at Brisas are highly leveraged to copper, and at current copper prices Brisas would have negative cash operating costs per ounce of gold produced.

Pre-existing infrastructure — Brisas is located approximately three kilometers from a paved highway, a 400 kilovolt transmission line and a power substation. Additionally, the nearby industrial center of Puerto Ordaz has a seagoing port, and is accessible by highway.

Attractive geography/geology — Brisas is located within a tropical climate zone, near sea level and has relatively flat topography. Large, disseminated mineralization is conducive to a low-cost, bulk mining method (conventional open-pit mining and flotation processing using large-scale equipment).

Advanced level of permitting — In early 2007, the Ministry of Environment (the “MINAMB”) accepted the Brisas Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (“ESIA”), which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas. On March 27, 2007, the MINAMB issued to us the Authorization for the Affectation of Natural Resources for the Construction of the Infrastructure and Services Phase of Brisas which allows us to commence certain infrastructure and construction activities at or near the mine site.

Established position in Venezuela with successful track record — We have been present in Venezuela for approximately 15 years and maintain a constructive relationship with the relevant regulatory authorities in the country.

Properties

The following description summarizes selected information about Brisas, as well as our Choco 5 exploration property. Please refer to the our annual information form for the fiscal year ended December 31, 2006, which is incorporated by reference in this prospectus, for a further description of our properties.

Brisas

Our primary mining asset, Brisas, is located in the State of Bolivar in south-eastern Venezuela. Brisas is approximately 373 kilometers (230 miles), by paved highway, from Puerto Ordaz. The mine site is three kilometers from the highway and accessible by an all-weather road.

The principal component of Brisas is a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report as defined below. Brisas also includes a number of other concessions, Corporación Venezolana de Guayana (“CVG”) work contracts and pending applications for land use authorizations and easements relating to as much as 11,000 hectares of land parcels adjacent to or near the existing Brisas concessions.

The predecessor to the Ministry of Basic Industries and Mining (the “MIBAM”) approved the Brisas operating plan during 2003. Approval of the operating plan by the MIBAM was a prerequisite for submitting the ESIA to the MINAMB.

Our ESIA was submitted to the MINAMB during July 2005. In early 2007 the MINAMB accepted the ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas, and on March 27, 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas.

While the issuance of the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas does not permit us to exploit the gold and copper mineralization at Brisas at this time, this permit allows us to commence certain infrastructure work detailed below, including various construction activities at or near the mine site.

We expect to proceed with initial construction activities at Brisas shortly after the completion of this offering. The activities will include mobilization of SNC-Lavalin, our Engineering Procurement and Construction Management (“EPCM”) contractor, pit dewatering, construction of a man-camp and office complex, clearing and earthworks for the mill site, and construction of a tailings management facility footprint, eight sedimentation ponds, a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry, a sanitary fill and all other related mine site preparation works. In addition we will continue key activities related to the detailed engineering and the pursuit of additional authorizations and permits. The timeline for the activities covered by the recently approved permit is estimated to be 14-16 months at an estimated cost of approximately $100 million.

We are currently working with the MINAMB on an environmental and social evaluation related to the collective environmental impact of Brisas and surrounding mining and infrastructure projects. During this assessment period and upon the completion of the evaluation, we expect to receive additional permits or authorizations from the MINAMB that relate to additional infrastructure approval and the approval of the exploitation phase. We also continue to pursue additional permits and authorizations from various local, state and federal agencies.

We anticipate an overall 30 month construction period for Brisas and, assuming we receive the required exploitation permit and appropriate authorizations, we expect commissioning and achievement of commercial production shortly thereafter. Our estimate of the capital cost for Brisas as of April 2006 is $638 million over the remaining construction period. Our capital cost estimate excludes value added taxes and import duties, which we expect will be refundable, but could total as much as $50 million.

Project debt financing

In November 2006, we appointed Corporación Andina de Fomento, Export Development Canada, UniCredit Group and WestLB AG as mandated lead arrangers to arrange up to $425 million of project debt for Brisas. Any future project debt funding is, among other things, subject to satisfactory due diligence findings, sufficient equity capital being raised for Brisas, market conditions, final credit committee approval and other conditions precedent.

Brisas Report

In February 2005, we, together with independent consultants, completed the Brisas Project Bankable Feasibility Study. In November 2006, Pincock, Allen & Holt (“PAH”) updated the mineral resource and reserve estimate and prepared a 43-101 report (the “Brisas Report”) for Brisas, which is summarized below.

The Brisas operating plan assumes a large open-pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper contained in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on $400 per ounce of gold and $1.15 per pound of copper.

The Brisas Report anticipates that Brisas, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

For purposes of economic analysis, the base case economic model utilized an average price of $470 per ounce of gold and $1.80 per pound of copper resulting in $126 per ounce of gold cash operating costs net of copper credits and excluding production taxes.

The Brisas Report included the following updated sensitivity analysis:

Economic Evaluation—Base Case and Price Sensitivity (Metal prices move together)

Metal prices			Pre-tax

				Net	Net
		Cash		present	present
Gold	Copper	cost per	Internal rate	value	value	Payback
($/oz)	($/lb)	Au oz(1)	of return	at 0%	at 5%	(years)(2)

				($ millions)

$570	$2.80	$24	25.8%	$3,756	$1,812	4.3
520	2.30	82	20.9%	2,833	1,298	5.2
470	1.80	142	15.4%	1,909	783	6.7
420	1.30	194	9.5%	1,043	303	10.2

(1)	Net of copper by-product credit and includes production taxes.

(2)	Payback (years) relates to recovery of equity invested as the financial model has been prepared on an after tax, un-leveraged equity only basis

Brisas mineral reserve as at November 2006

Brisas is estimated to contain a proven and probable mineral reserve of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper. The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve	Au	Cu			Waste	Total
	tonnes	Grade	Grade	Au oz.	Cu lb.	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(thousands)	(millions)	(millions)	(millions)	Ratio

Proven	226.3	0.69	0.12	5,032	601
Probable	258.4	0.64	0.13	5,357	737
Total	484.7	0.67	0.13	10,389	1,338	952.3	1,437.0	1.96

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The mineral reserve (within a pit design) has been estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of $400 per ounce gold and $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

Brisas mineral resource estimate as at November 2006

The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown above:

	Measured		Indicated		Measured and Indicated

Au Eq Cut-off Grade	Au	Cu	Au	Cu	Au	Cu
(In millions)	(oz)	(lb)	(oz)	(lb)	(oz)	(lb)

0.40	5.527	657	6.621	927	12.148	1,584

The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper. The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cutoff), is estimated at 114.9 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.18 million ounces of gold and 294 million pounds of copper.

The Choco 5 property

The Choco 5 property is an early stage gold exploration property located in the El Callao mining district in southeastern Venezuela. Several mining companies are active in the area and adjacent to the property is a producing gold mine owned and operated by Gold Fields Limited. The Choco 5 property has substantially the same regional infrastructure as Brisas, being the same highway system and regional and local services and is 5,000 hectares in land size. Choco 5 is not currently a material property for purposes of NI 43-101.

Corporate offices and registered agent

Our registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon Y1A 4Z7. Telephone and fax numbers for our registered office are (867) 668-4405 and (867) 668-3710, respectively. Our Brisas corporate administrative office is located at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201. Our Venezuelan administrative and technical offices are located in Caracas and Puerto Ordaz, Venezuela. The telephone and fax numbers for our administrative office located in Spokane, Washington are (509) 623-1500 and (509) 623-1634, respectively. We also maintain technical staff in Toronto, Canada and Denver, Colorado.

The offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is or could be important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus entitled “Description of notes” and “Description of share capital.” Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional notes.

Issuer	Gold Reserve Inc.

Notes offered	$90,000,000 (or $103,500,000 aggregate principal amount if the underwriters exercise their over-allotment option in full) aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022.

Maturity date	June 15, 2022.

Interest	5.50%. Interest on the notes will accrue from May 18, 2007. Interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2007.

Conversion rights	Holders may convert their notes into common shares at the applicable conversion rate, prior to the close of business on the business day immediately preceding the maturity date, in multiples of $1,000 principal amount.

The initial conversion rate for the notes is 132.626 Class A common shares per $1,000 principal amount of notes (equal to a conversion price of approximately $7.54 per share), subject to adjustment.

Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares.

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such corporate transactions by a number of additional common shares as described under “Description of notes—Conversion rights—Adjustments to shares delivered upon conversion upon certain fundamental changes.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the common shares and cash, if any, issued to you upon conversion.

Fundamental change	If we undergo a fundamental change as defined in this prospectus, we will be required to offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date, subject to certain exceptions. We may choose to pay cash, common shares or a combination of cash and common shares for all notes so repurchased.

Purchase of the notes by us at the option of the holder	You have the right to require us to purchase all or a portion of your notes on June 15, 2012 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, June 15, 2012. We may choose to pay cash, common shares or a combination of cash and common shares for all notes so repurchased.

Optional redemption	At any time on or after June 16, 2010, until June 15, 2012, we may redeem the notes, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing sale price of our common shares is equal to or greater than 150% of the applicable conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption. Beginning on June 16, 2012, we may redeem for cash all or a portion of the notes at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption for tax reasons	In the event of certain changes to the laws governing Canadian withholding taxes, we will have the option to redeem, in whole but not in part, the notes for a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders). Upon our giving a notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “—Additional amounts” below after the redemption date.

Additional amounts	All payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless we are legally required to do so, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.

Events of default	If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

Ranking	The notes will be unsecured obligations and will rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries. As of December 31, 2006, we had no outstanding long-term indebtedness and our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and trade payables.

Concurrent offering	Concurrently with this offering, we are offering to the public 12,800,000 of our common shares (14,720,000 common shares if the underwriters exercise their over-allotment option in full). Neither this offering, nor the common share offering, is contingent on the completion of the other. See “Concurrent offering.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $85.2 million (or approximately $98.1 million if the underwriters exercise their over-allotment option in full), after deducting underwriting fees and estimated expenses. We estimate that the net proceeds from the concurrent common share offering will be approximately $69.6 million (or approximately $80.0 million if the underwriters exercise their over-allotment option in full), after deducting underwriting fees. We intend to use the net proceeds of this offering and the concurrent offering to fund construction activities, equipment purchases and ongoing development of Brisas.

Book-entry form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

American Stock Exchange and Toronto Stock Exchange symbol for our common shares	The notes will not be listed on any securities exchange. Our common shares are listed on the American Stock Exchange and on the Toronto Stock Exchange under the symbol “GRZ.”

U.S. and Canadian federal income tax considerations	The notes and common shares issuable upon conversion of the notes will be subject to special and complex tax rules. Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of the notes and the common shares issuable upon conversion of the notes. See “Income tax considerations.”

Potential investors that are U.S. taxpayers should be aware that we believe we are currently a “passive foreign investment company,” or PFIC, and we expect to be a PFIC for all taxable years prior to the time Brisas begins production. For more information on tax considerations related to our PFIC status see “Income tax considerations— U.S. federal income tax considerations.”

Risk factors	See “Risk factors” in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

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Risk factors

Our securities should be considered a speculative investment involving a high degree of risk due to the nature of our business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, prior to making an investment decision regarding our securities. The following risk factors, as well as risks not currently known to us, could materially adversely affect our business, financial condition and results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to us. In that event, the market price of our securities could decline and an investor could lose all or part of its investment.

Risks relating to the Company

Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks.

Our exploration and development activities in Venezuela are affected by certain factors, including those listed below, some of which are beyond our control. Any one of these factors could have a material adverse affect on our financial condition and results of operations.

Political and economic environment

All of our mineral properties are located in Venezuela and, as such, we are subject to political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	significant or abrupt changes in the applicable regulatory or legal climate;
•	corruption, requests for improper payments or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of permits, authorizations, agreements, property rights or governmental orders;
•	exchange controls and export or sale restrictions;
•	currency fluctuations and repatriation restrictions;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations; and
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation.

The Venezuelan government has in the past exercised, and continues to exercise, significant influence over what the government considers to be strategic Venezuelan industries. For example, on May 1, 2007, foreign oil companies agreed to cede operational control of their projects to the Venezuelan national oil company as demanded by the Venezuelan government. These actions have created uncertainty about the business environment in Venezuela for foreign companies. There can be no assurance that the Venezuelan government will not take similar measures relating to other sectors of the Venezuelan economy, including foreign mining operations.

These risks may limit or disrupt any of our operations or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. We do not currently maintain any insurance covering losses or obligations related to political risks and will only do so in the future if it is available on a cost-effective basis.

Required permits or authorizations for Brisas

We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of, and subsequently operating, Brisas. Consistent with other mining projects of this magnitude and in addition to permits or authorizations that must be received from the MINAMB, we need to receive a number of other permits or authorizations from various local, state and federal agencies.

In early 2007 the MINAMB accepted the ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas. On March 27, 2007, the MINAMB issued to us the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas, which allow us to commence certain infrastructure and construction activities at or near the mine site. We can give no assurance that the issuance of additional local, state and federal permits and authorizations that we require for Brisas will not be delayed or withheld, or that any existing rights or approvals already issued or granted to us for our operations in Venezuela will not be rescinded or otherwise challenged. The reasons for any such action could relate to a number of factors noted in this prospectus and in the documents incorporated by reference in this prospectus, some of which are outside of our control. As a result, we are unable to provide any assurance as to if and when the remaining required Venezuelan permits and authorizations will be issued to us. Failure to obtain any permit or authorization required for the construction or operation of Brisas would result in a material adverse affect on our financial condition and results of operations.

Government review of contracts and concessions for compliance

In 2005, the Venezuelan government announced that it intended to review all foreign investments in non-oil basic industries, including gold projects. As part of that review, the Venezuelan government announced that it would be changing the country’s existing mining title regime to a system where all “new” economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, a new draft mining law was submitted to the National Assembly which provided, among other things, for the control of primary mining activities exclusively by the state. This would occur either directly through a national mining company or via a joint venture with private entities in which the state would hold more than 50% of the capital stock of the joint venture. The Venezuelan government also announced that it would review existing concessions and contracts to determine if the holder was in compliance with the existing terms and conditions of such concessions and contracts and whether the holder was entitled to continue their original work under the original terms and conditions and qualify under the new regime.

Although we believe that all of our properties are in compliance with applicable regulations, the formal public announcement of the results of the compliance review has not been made and it is unclear when such formal public announcement will take place or whether the final policy when announced will be consistent with prior public statements. In addition, the draft mining law has yet to be enacted and implemented. Although we believe the draft law does not propose to extinguish pre-existing mining concessions that are in compliance with and granted under previous mining legislation, such as those held by us, it is unclear what provisions the final law will contain, if or when they will be enacted, or how those final provisions will impact our operations in Venezuela in the future. Among other things, this law when enacted may adversely affect our ability to renew, or otherwise render unenforceable the renewal clauses contained in, any or all of our mining concessions. If the renewal of any of our significant concessions relating to Brisas is denied, this would have a material adverse effect on us. Until the draft law is finalized and enacted, the previous mining legislation remains in force. We cannot provide any assurance that the creation of a state mining company will not materially adversely affect our ability to develop and operate our Venezuelan properties (including our ability to renew our mining concessions) or that we will not be required to enter into a joint-venture that is controlled by the Venezuelan government in order to develop and operate Brisas.

Currency and exchange controls

In 2003, the Central Bank of Venezuela (“BCV”) enacted exchange control regulations as a measure to protect international reserves. Since March 2005, the official exchange rate has been set at approximately 2,150 Venezuelan Bolivars per U.S. dollar. The Venezuelan government has also introduced regulations concerning exports from Venezuela, which currently require all goods and services to be invoiced in the currency of the country of destination or in U.S. dollars. Although these regulations have not to date adversely affected our operations as we primarily transfer funds into Venezuela for our operations, this will change in the future to the extent that we begin producing and exporting gold and copper from Venezuela. We are unable to predict at this time the future impact, if any, that these currency and exchange controls will have on our future operations. Both future fluctuations of the Venezuelan Bolivar against the U.S. dollar as well as exchange controls could negatively impact our financial condition.

The BCV allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% may be required by the government to be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law. At this time there is no requirement to sell copper domestically but we cannot be sure that the government will not require domestic sales of copper in the future.

Unauthorized small miners

Although we are not aware of any unauthorized small miners currently located on Brisas, a significant number of unauthorized small miners have from time to time occupied various properties near or adjacent to Brisas. The methods used by the small miners to extract gold from surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a mining project such as Brisas. Notwithstanding that we maintain a security presence and have implemented other procedures to mitigate the risk that the small miners might try to occupy Brisas, we can give no assurances that such activities will not occur in the future.

Imataca forest reserve

Brisas is located within the boundaries of the 3.75 million hectare Imataca Forest Reserve (the “Imataca Forest”) in an area presently approved by Presidential Decree for mining activities. On September 22, 2004, after public consultation, Presidential Decree 3110 was published in the Official Gazette identifying approximately 12% of the Imataca Forest in south-eastern Venezuela to be used for mining activities. Decree 3110 was issued in response to legal challenges to prior Presidential Decree 1850, which opened an even larger part of the Imataca Forest to mining and other activities and which had become subject to a legal challenge before the Venezuelan Supreme Court. In 1997, the Venezuelan Supreme Court issued a cautionary pronouncement as an interim measure pending a final ruling ordering the MIBAM to abstain from granting concessions, authorization or other acts relating to mining exploration or exploitation in the Imataca Forest.

We have been advised that the legal proceeding before the Venezuelan Supreme Court became moot upon the issuance of Decree 3110. Although since the issuance of Decree 3110, the MIBAM has, on a selective basis, issued concessions, authorizations and other acts relating to mining exploration or exploitation in the Imataca Forest, we can give no assurances, given that the legal proceeding has not been formally terminated in the Venezuelan Supreme Court, that the MIBAM will, in the future, issue permits or authorizations required to complete construction of, and subsequently operate, Brisas.

Venezuelan environmental laws and regulations

Venezuela maintains environmental laws and regulations for the mining industry that impose specific obligations on companies doing business in the country. The MINAMB, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela’s environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of current or future environmental legislation may result in the imposition of fines and penalties or the suspension or closure of any future operations, the extent of which cannot be predicted. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis. Although we believe that we have adopted a high standard of environmental compliance, failure to comply with or unanticipated changes in such laws and regulations in the future could have a material adverse impact on our financial condition and results of operations.

Challenges to mineral property titles or contract rights

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. From 1992 to late 1994 we were involved in a lawsuit relating to the ownership of Brisas. We successfully defended our ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. Although we believe that we have the necessary title and rights to all of the properties for which we hold concessions or other contracts and leases, we cannot be certain that someone will not challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by third parties or a government agency. We do not carry title insurance with respect to our mineral properties. A claim that we do not have title or contract rights to a property could have an adverse impact on our business in the short-term, and a successful claim that we do not have title or contract rights to a property could cause us to lose our rights to build infrastructure on or mine that property, perhaps without compensation for our prior expenditures relating to that property.

In addition to the Brisas alluvial and hardrock concessions, we have also applied to the appropriate government agencies for various contracts, land use agreements and easements allowing the use of certain land parcels contiguous to and nearby Brisas for operational and infrastructure needs. Although these applications were contained in an operating plan that has already been approved by the appropriate regulatory agencies, we can give no assurances when such applications will be approved, if ever.

Compliance with other laws and regulations

In addition to being subject to environmental laws and regulations, our activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, explosives, mine development and protection of endangered and protected species and other matters. We are required to have a wide variety of permits from governmental and regulatory authorities to carry out our activities. Obtaining the necessary permits is critical to our business.

Obtaining and maintaining permits is a complex, time consuming process and, as a result, we cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. The failure of the Venezuelan government to approve the required permits or authorizations could have a material adverse impact on our future operating results. Any failure to comply with applicable laws and regulations or the failure to obtain or maintain permits or authorizations, even if inadvertent, could result in the interruption of our operations or civil or criminal fines or penalties or enforcement actions, including orders issued by authorities enjoining or curtailing operations or requiring corrective measures, any of which could result in us incurring significant expenditures.

Our future results depend on Brisas.

We depend on a single project, Brisas, which is a development stage project and which may never be developed into a commercially viable ore body. Any adverse event affecting Brisas, or our ability to finance and/or construct and operate this project, would have a material adverse impact on our financial condition and results of operations.

We do not currently, and may never, have sufficient funds to develop our mineral properties, including Brisas.

We have limited financial resources. As of April 30, 2007, we had approximately $21 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund our construction activities into 2008 (excluding any substantial Brisas construction activities). The completion of, and the amount of the proceeds raised in, this offering and the concurrent offering will directly affect our ability to carry out our plans for further development of Brisas. Specifically, if we do not successfully complete both this offering and the concurrent offering, or if we receive less than the total amount of proceeds we seek to raise in this offering or the concurrent offering, we may not have sufficient funding to carry out all of the planned purchases and development regardless of whether we receive any additional required permits or authorizations that would otherwise allow us to proceed with additional development or, ultimately, exploitation. See “Use of proceeds.” We cannot provide any assurance that we will be able to complete this offering or the concurrent offering or, if completed, whether we will raise the total amount contemplated. We also believe that, in addition to the proceeds we are seeking to raise through this offering and the concurrent offering, we will need additional funding to complete construction of and begin mining, Brisas. We cannot provide any assurance that we will be able to obtain the additional funding that will be needed to construct Brisas on acceptable terms, or at all. If sufficient financing is not available, we will be unable to complete construction and begin operating Brisas.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations.

The Brisas Report contemplates an overall capital expenditure relating to Brisas of approximately $638 million, excluding value added taxes and import duties which could total as much as $50 million. Although we are in the process of preparing applications for tax exonerations or payment holidays for certain taxes which are provided for by law, including value added tax and import duty tax on the initial capital costs, there can be no assurances that those exonerations and payment holidays will be obtained. This would result in an increase in the initial capital required to place Brisas into production. Although actual costs will not be known until firm equipment orders are placed with suppliers, due to the passage of time and increases in the cost of certain mine equipment and components of the milling facility, we expect overall capital expenditures relating to Brisas to increase.

The Brisas Report was completed to update the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a mineralized deposit, including the delineation of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold and copper prices. In particular, recent increases in gold prices have led to increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services, personnel and equipment. This could cause our project costs to increase materially and result in delays if services, personnel or equipment cannot be obtained in a timely manner. In addition, we may experience potential scheduling difficulties and cost increases to the extent that we need to coordinate the availability of services, personnel or equipment. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and anticipated environmental and regulatory compliance costs and continued low energy costs. Each of these factors involves uncertainties and the making of assumptions and, as a result, we cannot give any assurance that the Brisas Report will prove accurate with respect to construction and development of Brisas or that any key finding or underlying assumption will not prove to be inaccurate for reasons outside of our control, including changes in costs as a result of the passage of time between the completion of the Brisas Report and the date any construction commences. It is not unusual in new mining operations to experience unexpected problems during development. As a result, the actual cost and time of placing Brisas into production could differ significantly from estimates contained in Brisas Report. Likewise, should Brisas be developed, actual operating results may differ from those originally anticipated.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

Our reserve and resource estimates are not directly comparable to those made by companies subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian accepted practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States domestic issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Prospective United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this prospectus may not be comparable to information made public by domestic United States companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary note to United States investors.”

Actual mineralization may vary from current estimates in the future.

Unless otherwise indicated, mineralization figures presented in this prospectus and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered only as estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis that may prove to be unreliable. These estimates may require adjustments or downward revisions based upon actual production experience. In addition, due to geologic variations within areas mined, the grade of ore ultimately mined, if any, may differ from that indicated by the Brisas Report and drill results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and, as a result, mineral reserves may change over time to reflect actual experience.

The resource estimates contained in this prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or copper may render portions of our mineralization uneconomic and result in reduced reported mineralization or may adversely affect the commercial viability of Brisas or our other properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our financial condition and results of operations.

Risks inherent in the mining industry could have a significant impact on our future operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry, including:

•	environmental hazards;
•	industrial accidents;
•	fires, flooding and high-wall failure;
•	inability to obtain suitable or adequate machinery, equipment or labor;
•	unusual or unexpected geologic formations; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

Operating losses are expected to continue until we construct an operating mine.

We have experienced losses from operations for each of the last five years as the result of, among other factors, expenditures associated with corporate activities on Brisas, as well as other unrelated non-property expenses that are recorded in our consolidated statement of operations. We expect this trend to continue until sometime after Brisas is operational. In addition, such losses may increase after this offering if we obtain additional financing and begin substantial construction of Brisas. Although this trend is expected to reverse if and when gold and copper are produced at Brisas in commercial quantities at prices equal to or in excess of the prices assumed in Brisas Report, we can give no assurances that this trend will ultimately be reversed as a result of any operations at Brisas.

We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition.

We are required to obtain government approval of our plan to reclaim Brisas after any minerals have been mined from the site. The Brisas reclamation plan has been incorporated into the environmental studies submitted to the MINAMB. Reclaiming Brisas is expected to take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by us to guarantee compliance with environmental and social measures designed to mitigate, reduce or eliminate the impact of our permitted activities for the initial phase of construction. We will provide additional bonds for the reclamation of the mine. We may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on our earnings and financial condition. We expect to establish a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that our reclamation and closure accruals will be sufficient or that we will have sufficient financial resources to fund such reclamation and closure costs in the future.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of Brisas, our ability to obtain sufficient financing required to construct Brisas, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, interest rates, fluctuation of the U.S. dollar and foreign currencies, supply and demand, sale of gold by central banks and other holders and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of May 11, 2007, the COMEX closing price for gold was $670.10 per ounce and the closing price for copper was $3.61 per pound as reported by the London Metal Exchange. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

	Year ended December 31,

	5 yr. avg.	2006	2005	2004	2003	2002

Gold ($ per ounce)	$426	$603	$445	$410	$363	$310
Copper ($ per pound)	$1.51	$3.05	$1.67	$1.30	$0.81	$0.71

Future hedging activities could negatively impact future operating results.

We have not entered into forward contracts or other derivative instruments to sell gold or copper that we may produce in the future. Although we have no near term plans to enter into such contracts or derivative instruments, we may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when we enter into the contracts, so that the product must be sold at a price lower than that which could have been realized had we not entered into the contract. We may enter into option contracts for gold and copper to mitigate the effects of such hedging.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States.

We are a foreign private issuer under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, as a result, are exempt from certain rules under the U.S. Exchange Act. These rules include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the U.S. Exchange Act. We are not required to file financial statements prepared in accordance with U.S. GAAP (although we are required to reconcile our financial statements to U.S. GAAP). We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of our common shares.

We expect to lose our foreign private issuer status as a result of the concurrent offering.

We expect to lose our foreign private issuer status as a result of the concurrent offering. If a majority of our common shares are not held directly or indirectly by non-residents of the United States, we will no longer be exempt from the rules and regulations discussed above and, among other things, we will not be eligible to use the multijurisdictional disclosure system adopted by the United States and Canada or other foreign issuer forms and will be required to file periodic reports, proxy statements and financial statements as if we were a company incorporated in the United States. We will also lose the ability to rely upon exemptions from AMEX corporate governance requirements that are available to foreign private issuers. The costs, expenses and burdens incurred in fulfilling these additional regulatory requirements are expected to be significant.

Changes in critical accounting estimates could adversely affect our financial results.

Our most significant accounting estimate relates to the carrying value of Brisas, which is more fully discussed in our annual financial statements and related footnotes, which are incorporated by reference into this prospectus. Although we regularly review the net carrying value of our mineral properties, estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Where estimates of future net cash flows are not available and where other conditions suggest impairment, we assess if carrying value can be recovered. Although we have made our best estimate of these factors as they relate to our mineral properties, it is possible that changes could occur in the near-term, which could adversely affect the future net cash flows to be generated from the properties.

Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price or the price of the notes.

While we believe there are no reportable material weaknesses in our internal controls as defined in Section 404 of the Sarbanes-Oxley Act of 2002 as of the date of this prospectus, there can be no assurance that material weaknesses regarding our internal controls will not be discovered in the future. If so, this could result in costs to remediate such controls or inaccuracies in our financial statements. In addition, a material weakness in internal controls over financial reporting may result in increased difficulty or expense in transactions such as financings, and may result in an adverse reaction by the market generally that would result in a decrease of our share price or the price of the notes. We must, for our fiscal year ending December 31, 2007, begin to comply with additional requirements of Section 404 with which we have not previously been required to comply. Among other things, this will require our external auditors to issue an opinion on the adequacy of management’s assessment and their own assessment of the effectiveness of our internal controls over financial reporting.

Attracting and retaining key personnel in the future could have a significant impact on future operating results.

We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operation of Brisas. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate Brisas, it could have a material adverse effect on future operations.

We may experience difficulties managing our anticipated growth.

We anticipate that if we construct Brisas and put it into production, we will experience significant growth in our operations resulting in increased demands on our management, internal controls and operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to manage growth effectively could have a material adverse impact on our business, financial condition and results of operations.

Risks related to the notes

Your right to receive payments on the notes is subordinated to certain future indebtedness which may be incurred to finance Brisas or bank indebtedness.

The indenture governing the notes permits us to incur certain indebtedness which may be senior to the notes and secured by a lien on substantially all of our assets, including, but not limited to, the pledge of all rights, properties, equipment or all or a portion of the capital stock of certain of our subsidiaries holding such assets. We expect to incur such indebtedness under credit facilities entered into for purposes of financing the construction and development of Brisas, and expect to secure such indebtedness with substantially all of our assets related to Brisas. The notes also would be effectively subordinated to such indebtedness and other secured debt to the extent of the collateral securing the indebtedness. As a result, upon any distributions to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the lenders of such indebtedness would have the right to be paid in full before any payment could be made with respect to the notes. Accordingly, all or a substantial portion of our assets could be unavailable to satisfy the claims of the holders of notes.

The notes are effectively subordinated to all liabilities of our subsidiaries.

We expect that all or a substantial portion of the indebtedness we expect to incur to finance the construction and development of Brisas will be incurred and/or guaranteed by our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Accordingly, our right to receive assets from any of our subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

The ability of our subsidiaries and other interests to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party.

We expect to incur substantially more debt and may take other actions which may affect our ability to satisfy our obligations under the notes.

We will not be restricted under the terms of the notes or the indenture from incurring or guaranteeing additional indebtedness, including secured debt, subject to anti-layering limitations. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. We expect to incur substantial additional indebtedness in connection with the financing of Brisas, and may incur other additional substantial debt in the future. In addition, we expect that such additional indebtedness will contain covenants that, among other things, restrict our ability to sell assets, incur additional secured indebtedness, engage in mergers or consolidations and engage in transactions with affiliates. We expect to also be required to comply with specified financial ratios and terms. Our ability to recapitalize, incur additional debt that may contain covenants and take a number of other actions that are not limited by the terms of the notes or the indenture could have important consequences to holders of notes, including:

•	impairment of our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes and our ability to satisfy our obligations with respect to the notes;

•	dedication of a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures; and

•	limitation of our flexibility to adjust to changing market conditions and ability to withstand competitive pressures, and increased vulnerability to a downturn in general economic conditions or our business that could impair our ability to carry out capital spending that is necessary or important to our business strategy and the development of Brisas.

In addition, we are not restricted from paying dividends to our shareholders or repurchasing common shares by the terms of the notes.

Our ability to generate the cash needed to pay interest and principal amounts on the notes and service any other debt depends on many factors, some of which are beyond our control.

Because we expect to incur substantial indebtedness to finance the development of Brisas, in order to fund our debt service obligations we will require significant amounts of cash. Unless and until production commences at Brisas, or we acquire or develop other operating properties, cash to meet these obligations will be sourced from cash on hand or the issuance of additional equity or debt securities. If we are successful in commencing production at Brisas, our ability to generate cash from operations to meet scheduled payments or to refinance our debt will depend on our financial and operating performance which, in turn, is subject to the business risks described in this prospectus, including the risks of operating mining properties in Venezuela and prevailing economic conditions. Some of these risks are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or to delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture.

We will be required to make an offer to repurchase the notes upon the occurrence of a fundamental change as described under “Description of notes.” We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms.

A fundamental change may also constitute an event of default or require prepayment under, or result in the acceleration of the maturity of, our other indebtedness outstanding at the time. Our ability to repurchase the notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes or pay cash or issue our common shares in respect of conversions when required would result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, we will be required to make an offer to repurchase the notes. The fundamental change provisions, however, will not afford protection to holders of the notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us will generally not constitute a fundamental change requiring us to make an offer to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of the notes.

Upon the occurrence of a fundamental change and in connection with your right to require us to repurchase the notes, we may satisfy our obligations through the issuance of our common shares.

You may not receive cash for notes you hold in connection with our offer to repurchase the notes upon the occurrence of a fundamental change or in connection with your right to require us to repurchase the notes if we elect to satisfy our obligations by issuing to you common shares. The number of common shares we will issue will depend on the market price of our common shares at the time. Because the value of the common shares we may issue upon the occurrence of a fundamental change or in connection with your right to require us to repurchase the notes will be determined prior to the settlement of the shares, you will bear the risk that the value of the common shares may decrease between the time the price is set and settlement.

Upon conversion of the notes, we will have the option to deliver cash in lieu of some or all the common shares to be delivered upon conversion, the amount of cash to be delivered per note being calculated on the basis of average prices over a specified period, and you may receive less proceeds than expected.

Upon conversion of the notes, we will have the option to deliver cash in lieu of some or all the common shares to be delivered upon conversion. As described below under “Description of notes—Conversion rights,” the amount of cash to be delivered per note will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the average of the daily volume-weighted average price of the common shares on the corresponding Bloomberg screen for the 10 trading days commencing one day after the date of our notice of election to deliver all or part of the conversion consideration in cash if we have not given notice of redemption or the conversion date, in the case of conversion following notice of redemption specifying our intention to deliver cash upon conversion. Accordingly, upon conversion of a note, holders might not receive any common shares and, if the above-referred prices decline over the 10-day period, they might receive less proceeds than expected. Our failure to convert the notes into cash or a combination of cash and common shares upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a specified corporate transaction that constitutes a fundamental change occurs, under certain circumstances we will increase the conversion rate by a number of additional common shares for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per common share in such transaction, as described below under “Description of notes—Conversion rights—Adjustments to shares delivered upon conversion upon certain fundamental changes.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common shares in the transaction is greater than $23.00 per share or less than $5.80 (in each case, subject to adjustment), no adjustment will be made to the conversion rate.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of dividends on our common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of share capital, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer, an issuance of common shares for cash or an issuance of options pursuant to our incentive plans, that may adversely affect the trading price of the notes or the common shares. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The notes may not have an active market and their price may be volatile. You may be unable to sell your notes at the price you desire or at all.

There is no existing trading market for the notes and we will not have any obligation to list the notes at any time. As a result, there can be no assurance that a liquid market will develop or be maintained for the notes, that you will be able to sell any of the notes at a particular time (if at all) or that the prices you receive if or when you sell the notes will be above their initial offering price. We do not intend to list the notes on any national securities exchange or the TSX. The underwriters may make a market in the notes after this offering is completed, but the underwriters have no obligation to do so and, if they do, they may cease such market-making at any time without notice.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common shares could be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares, other than any extraordinary distribution that our board of directors designates as payable to the holders of the notes), but if you subsequently convert your notes into common shares, you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common shares that result from such amendment.

The notes will initially be held in book-entry form and, therefore, you must rely on the procedures and the relevant clearing systems to exercise your rights and remedies.

Unless and until certificated notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, the common depository, or its nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the notes in global form and will thereafter be credited by such participants to indirect participants. Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC or, if applicable, a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

We may not be able to refinance the notes if required or if we so desire.

We may need or desire to refinance all or a portion of the notes or any other future indebtedness that we incur on or before the maturity of the notes. There can be no assurance that we will be able to refinance any of our indebtedness or incur additional indebtedness necessary for our pre-construction, construction or operative phases on commercially reasonable terms, if at all.

We have determined that we are currently a “passive foreign investment company” under the U.S. Internal Revenue Code and, as a result, there may be adverse U.S. tax consequences for certain investors.

Potential investors that are U.S. Holders, as defined under “Income tax considerations—Certain U.S. federal income tax considerations—U.S. Holders,” should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code for the taxable year ended December 31, 2006 and expect to be a PFIC for the taxable year ending December 31, 2007. Moreover, we expect to be a PFIC for each taxable year prior to the year in which Brisas begins production. As a result, a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, such as (i) being subject to U.S. federal income tax at the highest rates applicable to ordinary income on at least a portion of any “excess distribution” and gain on the sale of common shares, as well as incurring an interest charge on the tax due thereon, or (ii) at the election of the U.S. Holder, current taxation on either (A) certain of our income or gains, regardless of whether any cash representing such income or gain has been distributed, or (B) any increase in the fair market value of the common shares as of the taxable year end, regardless of whether such gain has been realized on a disposition of such common shares. These adverse U.S. federal income tax consequences are described more fully under “Income tax considerations—Certain U.S. federal income tax considerations—The Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Passive foreign investment company.”

We do not believe that any of our subsidiaries were PFICs as to any of our shareholders for the taxable year ended December 31, 2006, and do not expect that any such subsidiaries will be PFICs as to any of our shareholders for any subsequent taxable year (including the taxable year ending December 31, 2007). Additional adverse tax consequences could result to U.S. Holders of the common shares for any taxable year in which we are a PFIC and have one or more non-U.S. subsidiaries that is also a PFIC as to such U.S. Holders. These adverse U.S. federal income tax consequences are described more fully under “Income tax considerations—Certain U.S. federal income tax considerations—The Common Shares—U.S. Federal Income Tax Consequences to U.S. Holders—Passive foreign investment company.”

Under certain circumstances, a U.S. Holder that makes a timely and effective “qualified electing fund election” (a “QEF election”) will not be subject to the adverse taxation rules for PFICs discussed above with respect to gains or excess distributions. Instead, such U.S. Holder will be subject to U.S. federal income tax on its pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us. We will satisfy record keeping requirements and supply U.S. Holders with required information under the QEF election rules in the event that we are a PFIC and a U.S. Holder wishes to make a QEF election. Alternatively, a U.S. Holder may make a “mark-to-market election” if we are a PFIC and the common shares are “marketable stock” (as specifically defined). We believe the common shares are “marketable stock” for this purpose. A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such common shares regardless of whether we have made any distributions to the U.S. Holder.

A U.S. Holder of a note may not make a QEF election with respect to the note. As a result, a holder of common shares arising from the conversion of the note cannot make a timely and effective QEF election with respect to such shares if we are a PFIC at any time during the period that such U.S. Holder holds the note, unless, as of the first day of the taxable year immediately following the conversion, such holder elects to recognize and be taxed under the PFIC rules discussed above on the difference between the fair market value of the shares and his adjusted tax basis in the shares. With respect to a U.S. Holder who holds a note, the holding period with respect to our common shares acquired upon conversion of such note shall include the period that the note was held. The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of common shares received upon conversion of notes in a PFIC will be spread over the entire holding period for the notes and the common shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon conversion of the notes and receipt of the common shares, that election generally will not be a timely QEF election with respect to such common shares and thus the adverse taxation rules with respect to PFICs discussed above will continue to apply. However, it appears that a U.S. Holder receiving common shares upon the conversion of a note should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such common shares and such U.S. Holder also makes an election to recognize gain (which will be taxed under the adverse taxation rules for PFICs rules discussed above) as if such common shares were sold on such date at fair market value. In addition, under the Treasury Regulations, a disposition, other than by exercise, of a note generally will be subject to the adverse taxation rules for PFICs discussed above. See “Income tax considerations—Certain U.S. federal income tax considerations.”

The determination of whether we and any subsidiary will be a PFIC for a future taxable year (including the taxable year in which Brisas begins production or any subsequent taxable year) will depend on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) our assets and income, and our subsidiaries’ assets and income, over the course of each such taxable year. As a result, our status and that of any subsidiary as a PFIC in any future taxable year cannot be predicted with certainty as of the date of this prospectus. Accordingly, we cannot assure you that the we and any subsidiary will not be a PFIC for any future taxable year, including years after Brisas begins production.

The PFIC rules are complex. You should consult your own financial advisor, legal counsel or accountant regarding the application of the PFIC rules on an investment in the notes or common shares.

Risks related to our common shares

Sales of a significant number of our common shares in the public markets, or the perception of such sales, could depress the price of our common shares, the fair market value of the notes or both.

Sales of a substantial number of our common shares in the public markets could depress the price of our common shares, the fair market value of the notes or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales, or the perception of such sales, of our common shares would have on the market price of our common shares or the fair market value of the notes. The price of our common shares may be affected by possible sales of our common shares by investors who view the notes as a more attractive means than equity participation in our company and by hedging or arbitrage trading activity which we expect to occur involving our common shares. This hedging or arbitrage could, in turn, affect the fair market value of the notes.

We may raise funds for future operations through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, and such financings would result in the dilution of present and prospective shareholdings (including through this offering and the concurrent offering).

In order to finance the construction of Brisas, we may raise additional funds through the issuance of common shares, debt instruments convertible into common shares or other equity-based instruments, such as warrants. We cannot predict the size of any such future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares or the fair market value of the notes. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, will result in dilution, possibly of a substantial nature, to present and prospective holders of shares.

We expect to raise additional funds through a public offering of 12,800,000 common shares. See “Concurrent offering.” While we cannot predict the effect that the sale of these securities may have on the market price of our common shares or the fair market value of the notes, the issuance of common shares could have a negative effect on the market price of our common shares or the fair market value of the notes.

The price of the common shares may be volatile.

The common shares are publicly traded and are subject to various factors that have historically made their price volatile.

During the fiscal year ended December 31, 2006, the sale price of our common shares on the TSX and AMEX ranged from Cdn.$3.40 to Cdn.$11.05 and US$2.99 to US$9.75 per share, respectively, and the closing sale price on May 14, 2007 was Cdn.$6.68 and US$6.00 per share, respectively. The market price of the common shares on the TSX and AMEX could fluctuate significantly in the future. The market price of the common shares may fluctuate based on a number of factors, including:

•	economic and political developments in Venezuela, including any new regulatory rules or actions;
•	our operating performance, and financial condition and the performance of competitors and other similar companies;
•	the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;
•	the price of gold and copper and other metal prices, as well as metal production volatility;
•	changes in recommendations by research analysts who track our common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the common shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving us or our competitors;
•	the public’s reaction to press releases and other public announcements of our competitors regarding mining development or other matters;
•	general worldwide and overall market perceptions of the attractiveness of particular industries;

•	the dilutive effect of the sale by us of significantly more common shares in order to finance our activities; and
•	other factors listed under ”Cautionary statement regarding forward-looking statements.”

In addition, the market price of the common shares is affected by many variables not directly related to our performance and that are therefore not within our control. These include other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the common shares on the TSX and AMEX has historically made our share price volatile and suggests that our share price will continue to be volatile in the future. Because the notes are convertible into common shares, volatility or depressed prices of our common shares could have a similar effect on the fair market value of our notes. Holders who receive common shares upon conversion of the notes also will be subject to the risk of volatility and depressed prices of our common shares. In addition, the existence of the notes may encourage short selling in our common shares by market participants because the conversion of the notes could depress the price of our common shares.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1984. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Additional risks

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

We are organized under the laws of the Yukon Territory, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action in the United States against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or federal securities laws or other laws of the United States or any state thereof against us or those persons.

Cautionary statement regarding
forward-looking statements

The information presented or incorporated by reference in this prospectus contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and Section 21E of the U.S. Exchange Act. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results and the results of our consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following:

•	Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks;
•	Our future results depend on Brisas;
•	We do not currently, and may never, have sufficient funds to develop our mineral properties, including Brisas;
•	Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations;
•	Actual mineralization may vary from current estimates in the future;
•	Risks inherent in the mining industry could have a significant impact on our future operations;
•	Operating losses are expected to continue until we construct an operating mine;
•	We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition;
•	The volatility of the price of gold and copper could have a negative impact upon our current and future operations;
•	Future hedging activities could negatively impact future operating results;
•	We expect to lose our foreign private issuer status as a result of the concurrent offering;
•	Changes in critical accounting estimates could adversely affect our financial results;

•	Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price;

•	Any inability to attract and retain key personnel in the future could have a significant impact on future operating results; and

•	We may experience difficulties managing our anticipated growth.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” beginning on page 1.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions or the negative of such expressions constitute forward-looking statements and are predictions of or indicate future events and future trends that do not relate to historical matters. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in our affairs since the date of this prospectus or the documents incorporated by reference in this prospectus that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are urged to read our filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from us as described elsewhere in this prospectus. See “Documents incorporated by reference.”

Exchange rate information

The following table sets forth the rate of exchange for one Canadian dollar, expressed in U.S. dollars, including the average of such exchange rates for each period indicated and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year ended December 31,

U.S. dollar per one Canadian dollar	2006	2005	2004	2003	2002

Average rate per period	$0.8815	$0.8254	$0.7684	$0.7138	$0.6369
Rate at end of period	$0.8674	$0.8598	$0.8319	$0.7713	$0.6339

The noon buying rate on May 14, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals $0.9034.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $85.2 million (or approximately $98.1 million if the underwriters exercise their over-allotment option in full), after deducting underwriting fees and estimated expenses relating to this offering and the concurrent offering. We estimate that the net proceeds from the concurrent offering will be approximately $69.6 million (or approximately $80.0 million if the underwriters exercise their over-allotment in full), after deducting underwriting fees.

We expect to proceed with initial construction activities at Brisas shortly after the completion of this offering. The activities will include mobilization of SNC-Lavalin, our EPCM contractor, pit dewatering, construction of a man-camp and office complex, clearing and earthworks for the mill site, and construction of a tailings management facility footprint, eight sedimentation ponds, a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry, a sanitary fill and all other related mine site preparation works. In addition we will continue key activities related to the detailed engineering and the pursuit of additional authorizations and permits. The timeline for the activities covered by the recently approved permit is estimated to be 14-16 months at an estimated cost of approximately $100 million.

We intend to use the net proceeds from this offering and the concurrent offering primarily to fund:

•	construction activities;
•	equipment purchases; and

•	ongoing development of Brisas;

including the more specific uses described above.

We anticipate an overall 30 month construction period for Brisas and, assuming we receive the required exploitation permit and appropriate authorizations, we expect commissioning and achievement of commercial production shortly thereafter. Our estimate of the capital cost for Brisas, as of April 2006, is $638 million over the remaining construction period. Our capital cost estimate excludes value added taxes and import duties, which we expect will be refundable, but could total as much as $50 million.

If we successfully complete this offering, the concurrent offering or both, we will still require additional funding to complete the Brisas project.

We currently expect to raise that additional funding primarily through project debt financing and a combination of future issuances of additional shares or debt instruments of the Company. We have appointed Corporación Andina de Fomento, Export Development Canada, UniCredit Group and WestLB AG as mandated lead arrangers to arrange up to $425 million of project debt for Brisas. See “The Company — Project debt financing.”

The actual amount that we expect to spend in connection with each of our intended uses of proceeds may vary significantly from the amounts that we currently anticipate, and will depend on a number of factors, including those listed under “Risk factors.” Pending the uses described above, we intend to invest the net proceeds from this offering and the concurrent offering in short-term, investment grade interest bearing securities.

Share prices and volume on the TSX and AMEX

Our common shares are traded on the TSX and on AMEX under the symbol “GRZ.” Our equity units and the related underlying securities are not listed for trading on any exchange. The notes will not be listed on any exchange. The TSX has conditionally approved the listing of the common shares issuable upon conversion of all or a portion of the notes offered hereby and the common shares offered in the concurrent offering. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007. Application has also been made to have the common shares issuable upon conversion of all or a portion of the notes offered hereby and the common shares offered in the concurrent offering listed on AMEX.

The information in the following table relates to the trading of the common shares on the TSX and AMEX during 2006 and the first four months of 2007:

	High	Low	Volume	High	Low	Volume

	TSX			AMEX
2006	Canadian dollar			U.S. dollar

January	$7.35	$3.40	2,700,338	$6.58	$2.99	5,291,600
February	7.05	4.95	1,390,950	6.20	4.40	2,665,600
March	7.00	5.25	1,055,803	5.97	4.55	2,021,700
April	11.05	6.90	2,977,832	9.75	5.91	9,374,400
May	10.36	6.80	3,590,201	9.37	6.11	10,777,800
June	8.72	4.28	1,767,413	7.94	3.82	8,405,100
July	6.52	4.52	497,791	6.00	4.23	3,084,400
August	5.89	4.76	934,309	5.10	4.29	2,702,400
September	5.72	4.32	947,399	5.01	3.78	3,271,900
October	4.80	4.08	448,883	4.15	3.62	1,862,700
November	6.48	4.51	1,136,648	5.73	3.97	3,775,300
December	6.30	5.17	1,232,798	5.59	4.50	2,609,800
2007
January	5.88	3.95	1,348,048	5.00	3.33	3,800,900
February	6.70	4.71	1,416,193	5.74	4.09	4,320,849
March	8.65	4.70	3,199,476	7.18	4.00	7,604,081
April	8.72	7.17	3,782,243	7.61	6.20	7,380,700

On May 14, 2007, the closing price for our common shares was Cdn.$6.68 per share on the TSX and $6.00 per share on AMEX.

Dividend policy

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if our earnings and capital are sufficient to justify the payment of such dividends.

Consolidated capitalization

Since March 31, 2007, the date of the financial statements for our most recently completed financial quarter, there have been no material changes in our capitalization. The following table sets forth our consolidated capitalization (i) as at March 31, 2007; (ii) as at March 31, 2007 after giving effect to this offering, but not the exercise of the over-allotment option; and (iii) as at March 31, 2007 after giving effect to this offering and the concurrent offering, but not the exercise of the respective over-allotment options. This table should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2007, including the notes thereto and management’s discussion and analysis of results of operations and financial conditions for such period, each of which is incorporated by reference in this prospectus. This table assumes no conversion of the notes into common shares.

	As at March 31, 2007

			As adjusted(1)
		As adjusted(1)	(this offering and
	Actual	(this offering)	concurrent offering)

Cash and cash equivalents	$20,035,490	$105,210,490	$174,810,490

Debt:
Senior subordinated convertible notes offered hereby(3)	$—	$62,630,966	$62,630,966

Shareholders’ Equity:
Common shares (authorized—unlimited; Class A outstanding—40,705,144; as adjusted to give effect to this offering—40,705,144; as adjusted to give effect to this offering and the concurrent offering—53,505,144) and Equity units—1,085,099	$167,717,010	$167,717,010	$241,957,010
Less common shares and equity units held by affiliates	$(636,267)	$(636,267)	$(636,267)
Stock options(2)	$3,882,052	$3,882,052	$3,882,052
Accumulated deficit	$(71,834,730)	$(71,834,730)	$(71,834,730)
Accumulated other comprehensive income	$1,667,095	$1,667,095	$1,667,095
KSOP debt	$(871)	$(871)	$(871)
Senior subordinated convertible notes offered hereby(3)	$—	$27,369,034	$27,369,034
Total Shareholders’ Equity	$100,794,289	$128,163,323	$202,403,323

Total capitalization	$100,794,289	$190,794,289	$265,034,289

(1)	After deducting the underwriters’ fee and expenses of this offering and the concurrent offering but not giving effect to the exercise of the respective over-allotment options.

(2)	As of March 31, 2007 there were 2,578,639 stock options outstanding, which were exercisable for 2,578,639 common shares. In addition, subject to shareholder approval at the annual general meeting in June 2007, we have extended until July 31, 2007 the expiry date of 2,680,500 common share purchase warrants, which were originally scheduled to expire on November 6, 2006 and that would be exercisable for 2,680,500 common shares. Our Equity Incentive Plan allows us to issue options to purchase an amount of common shares equal to 10% of the common shares outstanding at the time those options are issued.

(3)	There are differences between Canadian GAAP and U.S. GAAP in the accounting treatment for convertible debt. Under Canadian GAAP, the senior notes would be allocated on our consolidated financial statements into a debt component of $62,630,966 and an equity component of $27,369,034. The debt issuance costs totaling $3,825,000 would also be allocated between debt and equity components. Issuance costs of $1,163,184 relating to the equity component would be charged to the equity portion of the senior notes while $2,661,816 relating to the liability component would be netted against the carrying value of the debt.

As of April 30, 2007, we had approximately $21 million in cash and investments.

Earnings coverage

The earnings coverage set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements and is prepared in accordance with Canadian generally accepted accounting principles. Our earnings coverage for the 12 months ended December 31, 2006 and for the 12 months ended March 31, 2007 is less than one to one.

The annual interest requirements on our long-term debt, using applicable interest rates, after giving effect to the issue of the notes on a pro forma basis as if the issuance thereof had occurred on the first day of the twelve month period ended December 31, 2006 was $4,950,000 and for the 12 month period ended March 31, 2007 was $4,950,000. Our loss before interest and income tax for the 12 months ended December 31, 2006 was $6,454,942 and for the 12 months ended March 31, 2007 was $11,672,910, resulting in an earnings coverage deficiency of $11,404,942 and $16,622,910, respectively.

Concurrent offering

Concurrently with this offering, we are filing a prospectus in connection with a public offering of 12,800,000 common shares (14,720,000 common shares if the underwriters exercise their over-allotment in full). Neither this offering, nor the concurrent offering, is contingent on completion of the other. The TSX has conditionally approved the listing of the common shares offered in the concurrent offering. Listing is subject to our fulfilling all of the requirements of the TSX on or before August 3, 2007. Application has also been made to have the common shares offered in the concurrent offering listed on AMEX.

Description of notes

The notes are to be issued under an indenture, dated as of May 18, 2007, between us, as issuer, and The Bank of New York, as trustee.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete, and this summary is qualified in its entirety by the indenture and the notes, including the definition of certain terms used in the indenture. We urge you to read the indenture and the notes because the indenture and the notes, and not this description, defines your rights as a holder of the notes. You should refer to all of the provisions of the indenture, including the definitions of certain terms used in those agreements. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The indenture, including the form of note contained therein, is specifically incorporated herein by reference. You may request a copy of the indenture from us.

As used in this “Description of notes” section, references to “we,” “our” or “us” refer solely to Gold Reserve Inc. and not to our subsidiaries.

General

The notes will be unsecured obligations and will rank (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of Brisas, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the notes will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries. As of December 31, 2006, we had no outstanding long-term indebtedness and our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and trade payables. See “Risk factors—Risks related to the notes—Your right to receive payments on the notes are subordinated to certain future indebtedness which may be incurred to finance Brisas or bank indebtedness”.

The notes are convertible into our common shares, as described more fully under “—Conversion rights” below.

The notes are limited to US$90,000,000 aggregate principal amount (or US$103,500,000 if the underwriters’ over-allotment option is fully exercised). The notes are issued only in denominations of US$1,000 and multiples of US$1,000. The notes mature on June 15, 2022, unless earlier converted, redeemed or repurchased. We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for U.S. federal income tax purposes. The notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture, including waivers, amendments and redemptions. We may also from time to time repurchase notes in open market purchases, if in the future we list the notes for trading on a national securities exchange, or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, granting security or issuing or repurchasing our securities, entering into transactions with our affiliates or paying senior, other equally ranking or subordinated indebtedness prior to paying our obligations under the notes.

The holders of the notes are not afforded protection under the indenture in the event of a leveraged transaction or a change in control of us except to the extent described under “—Offer to purchase upon a fundamental change,” and “—Conversion rights—Adjustment to shares delivered upon conversion upon certain fundamental changes.”

Except under limited circumstances described below, the notes are issued only in fully registered book-entry form and are represented by one or more global notes. There is no service charge for registration of transfer or exchange of the notes. We may, however, require holders to pay a sum to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Payments on the notes; paying agent and registrar

We will pay principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office at 101 Barclay Street, New York, New York 10286 as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of US$5 million or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than US$5 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than two days prior to the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Interest

The notes will bear interest at a rate of 5.50% per year. Interest on the notes will accrue from May 18, 2007. Interest will be payable semiannually in arrears on June 15 and December 15, beginning December 15, 2007.

Interest will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion rights

Holders of the notes may convert any notes or portions of the notes, in whole or in part, initially at a conversion rate of 132.626 common shares per US$1,000 principal amount of notes (equivalent to a conversion price of approximately US$7.54 per common share) at any time prior to the close of business on the business day immediately preceding the final maturity date of the notes, subject to prior repurchase of the notes.

Upon conversion of a note, we will have the option to deliver common shares, cash or a combination of cash and common shares for the notes surrendered as set forth below. The trustee will initially act as conversion agent. The conversion rate and the applicable conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of US$1,000 principal amount.

We will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the notes. We will give notice of our election to deliver part or all of the conversion consideration in cash to the holder converting the notes within two business days of our receipt of the holder’s notice of conversion. The amount of cash to be delivered per note will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the average of the daily VWAP prices of the common shares for the

10 trading days commencing one day after (a) the date of our notice of election to deliver all or part of the conversion consideration in cash if we have not given notice of redemption or (b) the conversion date, in the case of conversion following notice of redemption specifying our intention to deliver cash upon conversion. “Daily VWAP” means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GRZ”<equity>“VAP” in respect of the period from 9:30 am to 4:00 pm (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one common share on such trading day on the TSX or otherwise as our board of directors determines in good faith using a volume-weighted method); provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, “daily VWAP” means the cash price per common share received by holders of our common shares on such fundamental change.

If we elect to deliver cash in lieu of some or all of the common shares issuable upon conversion, we will make the payment, including delivery of the common shares, through the conversion agent, to holders surrendering notes no later than the fourteenth business day following the conversion date. Otherwise, we will deliver the common shares, together with any cash payment for fractional shares, as described below, through the conversion agent no later than the fifth business day following the conversion date.

We may not deliver cash in lieu of any common shares issuable upon a conversion date (other than in lieu of fractional shares) if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the conversion consideration.

If we call notes for redemption, a holder of notes may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If a holder of notes has submitted the notes for purchase upon a fundamental change, a holder of notes may convert the notes only if that holder withdraws the purchase election made by that holder.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common shares on the trading day prior to the conversion date.

Our delivery to you of common shares, cash, or a combination of cash and common shares, as applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m. New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted on the corresponding interest payment date; provided that no such payment need be made:

•	if we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of our common shares upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon specified corporate transactions

If we are a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of our assets or other combination, in each case pursuant to which our common shares are converted into cash, securities, or other property, then at the effective time of the transaction, a holder of notes’ right to convert a note into our common shares and cash will be changed into a right to convert it into the kind and amount of cash, securities and other property which holders of the notes would have received if those holders had converted their notes immediately prior to the transaction (the “reference property”). If the transaction causes our common shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Notwithstanding the preceding paragraph, if holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or the successor or acquirer, as the case may be, shall have the right (at the sole option of us or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include our common shares and other shares which are not redeemable by the holder within five years of the date of issuance of the notes. Because of this, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes. We agree to give notice to the holders of notes at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the notes will be convertible after the effective date of such transaction. After such notice, we or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the note except in accordance with any other provision of the indenture.

If the transaction also constitutes a fundamental change, we will be required, subject to certain conditions, to offer to purchase for cash all or a portion of your notes as described under “—Offer to purchase upon a fundamental change.”

Conversion procedures

The initial conversion rate for the notes is 132.626 common shares per US$1,000 principal amount of notes, subject to adjustment as described below.

To convert the notes into common shares a holder of notes must do the following (or comply with DTC procedures for doing so in respect of its beneficial interest in notes evidenced by a global note):

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

The date a holder of notes complies with these requirements is the conversion date under the indenture.

Conversion rate adjustments

We will adjust the conversion rate if any of the following events occurs, except that we will not make any adjustment if holders of notes may participate, as a result of holding the notes, in the transactions described without having to convert their notes.

(1) If we issue common shares as a dividend or distribution on our common shares, or if we subdivide or combine our common shares, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	×	OS1 OS0

where,
CR0	= the conversion rate in effect immediately prior to such event
CR1	= the conversion rate in effect immediately after such event
OS0	= the number of our common shares outstanding immediately prior to such event
OS1	= the number of our common shares outstanding immediately after such event

(2) If we issue to all or substantially all holders of common shares certain rights or warrants to purchase our common shares for a total acquisition cost less than the closing sale price of our common shares on the record date for shareholders entitled to receive such rights and warrants, which rights or warrants are exercisable for not more than 60 days, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1	=	CR0	×	OS0+X OS0+Y

where,
CR0	= the conversion rate in effect immediately prior to such event
CR1	= the conversion rate in effect immediately after such event
OS0	= the number of our common shares outstanding on the close of business on the next business day following such record date
X	= the total number of our common shares issuable pursuant to such rights
Y
= the number of our common shares equal to the aggregate offering price that the total number of shares so offered would purchase at such closing sale price of our common shares on the record date of such issuance determined by multiplying such total number of shares so offered by the exercise price of such rights or warrants and dividing the product so obtained by such closing sale price.

(3) If we distribute to all or substantially all holders of our common shares, common shares, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	dividends or distributions specified in (4) below;

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0 ×	SP0 SP0−FMV

where,
CR0	= the conversion rate in effect immediately prior to such distribution
CR1	= the conversion rate in effect immediately after such distribution
SP0	= the current market price (as defined below) of our common shares on such record date for such distribution
FMV
= the fair market value (as determined by our board of directors) of the common shares, evidences of indebtedness, assets or property distributed with respect to each outstanding common share on the record date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common shares or shares of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the effective date fixed for determination of shareholders entitled to receive the distribution will be increased based on the following formula:

CR1	=	CR0 ×	FMV0+MP0 MP0

where,
CR0	= the conversion rate in effect immediately prior to such distribution
CR1	= the conversion rate in effect immediately after such distribution
FMV0
= the average of the closing sale prices of the common shares or similar equity interest distributed to holders of our commons shares applicable to one common share over the ten consecutive trading-day period commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the American Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted

MP0
= the average of the closing sale prices of our common shares over the ten consecutive trading-day period commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on The American Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted

The adjustment to the conversion rate under the preceding paragraph will occur on the fourteenth trading day after the date on which “ex-dividend trading” commences for such distribution on the American Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(4) If any cash dividend or other distribution is made to all or substantially all holders of our common shares, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0 ×	SP0 SP0−C

where,
CR0	= the conversion rate in effect on the record date for such distribution
CR1	= the conversion rate in effect immediately after the record date for such distribution
SP0	= the current market price of one of our common shares on the record date for such distribution
C	= the amount in cash per share we distribute to holders of our common shares

“Current market price” means the average of the daily closing sale prices per common share for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. As used in the definition of current market price, the term “ex” date, when used with respect to any distribution, means the first date on which the common share trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5) If we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common shares to the extent that the cash and value of any other consideration included in the payment per common share exceeds the last reported sale price per common share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0 ×	AC+(SP1×OS1) OS0×SP1

where,
CR0	= the conversion rate in effect on the date such tender or exchange offer expires
CR1	= the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires
AC	= the fair market value (as determined by our board of directors) of the aggregate consideration paid or payable for shares purchased in such tender or exchange offer
OS0	= the number of our common shares outstanding on the trading day immediately preceding the date such tender or exchange offer is announced
OS1	= the number of our common shares outstanding less any shares purchased in the tender or exchange offer at the time such tender or exchange offer expires
SP1
= the average of the last reported sale prices of the common shares over the 10 consecutive trading day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day next succeeding the date such tender or exchange offer expires.

To the extent that we have a rights plan in effect upon conversion of the notes into common shares, a holder of notes will receive, in addition to the common shares, the rights under the rights plan unless the rights have separated from the common shares at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common shares, common shares, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common shares;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common shares would be entitled to receive shares, other securities, other property, assets or cash for their common shares, upon conversion of the notes, a holder thereof will be entitled to receive the same type of consideration which it would have been entitled to receive if it had converted the notes into our common shares immediately prior to any of these events (provided such consideration is not “ineligible consideration” as described in “—Conversion upon specified corporate transactions”).

A holder of notes may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common shares or in certain other situations requiring a conversion rate adjustment. See “Income tax considerations — Certain United States federal income tax considerations.”

We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests, subject to the receipt of any required regulatory approvals. Any such determination by our board will be conclusive. Thereafter, the conversion rate will return to the level prior to such adjustment. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common shares resulting from any share or rights distribution. See “Income tax considerations — Certain United States federal income tax considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common shares or convertible or exchangeable securities or rights to purchase our common shares or convertible or exchangeable securities.

Any such increases in the conversion rate by our board of directors shall not, without the approval of our shareholders, as required by Rule 713 of the American Stock Exchange Company Guide, result in the sale or issuance of 20% or more of our common shares, or 20% or more of the voting power, outstanding on the date of this prospectus.

Adjustments of average prices

Whenever any provision of the indenture requires us to calculate an average of last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during the period from which the average is to be calculated.

Adjustments to shares delivered upon conversion upon certain fundamental changes

If you elect to convert your notes as described above in the first paragraph under “—Conversion upon specified corporate transactions,” and the corporate transaction also constitutes a fundamental change (as defined under “—Offer to purchase upon a fundamental change”), in certain circumstances described below, the conversion rate will be increased by an additional number of common shares (the “additional shares”) as described below. Any conversion occurring at a time when the notes would be convertible in light of the expected or actual occurrence of a fundamental change will be deemed to have occurred in connection with such fundamental change notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “share price”) paid per common share in the fundamental change. If the fundamental change is a transaction described in clause (2) of the definition of fundamental change, and holders of our common shares receive only cash in that fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the last reported sale prices of our common shares over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The share prices set forth in the first row of the table below (i.e. column headings) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical share price and the number of additional shares to be received per US$1,000 principal amount of notes:

	Share Price
Effective date	$5.80	$7.00	$9.00	$11.00	$13.00	$15.00	$17.00	$19.00	$21.00	$23.00
May 18, 2007	39.7878	34.5009	21.4924	14.4905	10.3102	7.6156	5.7757	4.4618	3.4900	2.7512
June 15, 2008	39.7878	32.5417	19.2638	12.4086	8.4881	6.0702	4.4831	3.3894	2.6036	2.0199
June 15, 2009	39.7878	29.9607	16.1232	9.3646	5.8018	3.8099	2.6318	1.8952	1.4077	1.0668
June 15, 2010	39.7878	27.1963	12.1968	4.3679	0.8623	0.1727	0.0996	0.0757	0.0572	0.0418
June 15, 2011	39.7878	23.5384	8.7303	1.1634	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2012	39.7878	12.3687	0.6551	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

•	If the share price is greater than US$23.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the share price is less than US$5.80 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 172.4138 per US$1,000 principal amount, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Optional redemption

No sinking fund will be provided for the notes, which means that the indenture will not require us to redeem a portion of the notes periodically.

At any time on or after June 16, 2010, until June 15, 2012, we may redeem the notes, in whole or in part, for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, if the closing sale price of our common shares on the American Stock Exchange is equal to or greater than 150% of the applicable conversion price then in effect for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of redemption.

Beginning on June 16, 2012, at our option we may redeem all or part of the notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

We will give holders not less than 30 nor more than 60 days’ notice of any optional redemption.

If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof. In this case the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate or in any manner required by the depositary.

If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

In the event of any redemption of the notes in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before any selection of notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be so redeemed, or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Redemption for changes in Canadian tax law

We may redeem all but not part of the notes if we have or would become obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change from the date of this prospectus in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date of this prospectus in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided we cannot avoid these obligations by taking reasonable measures available to us and that we deliver to the trustee an opinion of legal counsel specializing in taxation and an officers’ certificate attesting to such change and obligation to pay additional amounts. The term “additional amounts” is defined under “—Additional amounts.” This redemption would be at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian taxes (as defined below) (except in respect of certain excluded holders (as defined below)). We will give holders of notes not less than 30 days’ nor more than 60 days’ notice of this redemption, except that (i) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect.

Upon receiving such notice of redemption, each holder who does not wish to have us redeem its notes will have the right to elect to:

(i) convert its notes; or

(ii) not have its notes redeemed, provided that no additional amounts will be payable on any payment of interest or principal with respect to the notes after such redemption date. All future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

Where no election is made, the holder will have its notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date.

A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

Repurchase at option of the holder

A holder of notes has the right to require us to repurchase the notes on June 15, 2012. We must give notice of the upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

We will be required to repurchase any outstanding note for which a holder of notes delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date. Subject to satisfaction of certain conditions, we may elect to satisfy our obligation to pay the purchase price, in whole or in part, by delivering common shares as further described under “—Delivery of shares.” The paying agent initially will be the trustee.

The repurchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, a repurchase notice made by a holder of notes must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased, which must be in US$1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder of notes may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

(1) the principal amount of the withdrawn notes;

(2)	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3) the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act and any Canadian securities laws that may be applicable.

No notes may be repurchased at the option of the holders if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the repurchase price of the notes.

We may be unable to repurchase the notes for cash or may not have enough funds to pay the purchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the notes for cash under certain circumstances. If we are prohibited from purchasing notes, we could seek the consent of our lenders to purchase the notes or attempt to refinance this debt. If we do not obtain the consent or refinance the debt, we would not be permitted to purchase the notes for cash and would be required to pay the purchase price in common shares. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Offer to purchase upon a fundamental change

In the event of a fundamental change, subject to the terms and conditions of the indenture, we shall be required to offer to purchase all of the outstanding notes (a “purchase offer”) on the date (the “purchase date”) that is 30 business days after the date of such offer, at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any, up to but not including, the purchase date.

If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date. Subject to satisfaction of certain conditions, we may elect to satisfy our obligation to pay the purchase price, in whole or in part, by delivering common shares as further described under “—Delivery of shares.”

Within 30 days after we know of the occurrence of a fundamental change, we shall be required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, the occurrence of a fundamental change and setting out the terms of the purchase offer, including whether the purchase price will be paid in cash or common shares or any combination of cash or common shares, specifying the percentages of each. We must also deliver a copy of the notice to the trustee.

In order to accept such purchase offer, a holder must deliver prior to the purchase date a purchase notice stating among other things:

(1) if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be purchased, which must be in US$1,000 multiples; and

(3) that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder of notes may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date. The withdrawal notice must state:

(1) the principal amount of the withdrawn notes;

(2) if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

(3) the principal amount, if any, which remains subject to the purchase notice.

We will promptly pay the purchase price for notes surrendered for repurchase following the purchase date.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act or applicable Canadian Securities laws disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act or applicable Canadian securities laws, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which our common shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our wholly-owned subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(3) continuing directors cease to constitute at least a majority of our board of directors; or

(4) our shareholders approve any plan or proposal for the liquidation or dissolution of us.

A fundamental change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions otherwise constituting the fundamental change consists of common shares or American Depositary Shares that are traded or listed on, or immediately after the transaction or event will be traded or listed on a U.S. national or regional securities exchange or the Toronto Stock Exchange.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act and any Canadian securities laws which may then be applicable in the event of a fundamental change.

No notes may be purchased upon a fundamental change if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

These fundamental change purchase rights could discourage a potential acquirer. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford a holder of notes protection in the event of a leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes for cash if a fundamental change occurs. If a fundamental change were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting purchase of the notes for cash under certain circumstances, or expressly prohibit our purchase of the notes for cash upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to purchase the notes or attempt to refinance this debt. If we do not obtain the consent or refinance the debt, we would not be permitted to purchase the notes for cash and would be required to pay the purchase price in common shares. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Delivery of shares

We may, at our option, elect to pay the amount payable in connection with a repurchase of the notes at the option of the holder in cash or common shares or any combination of cash and common shares. We may also, at our option, elect to pay the fundamental change purchase price in cash or common shares or any combination of cash and common shares. Our right to issue common shares to pay the repurchase price or the fundamental change purchase price is subject to our satisfying various conditions, including:

•	no event of default shall have occurred and be continuing under the indenture;

•	listing of the common shares on the principal United States and Canadian securities exchanges on which our common shares are then listed, or if not so listed, the listing of the common shares on a U.S. national securities exchange;

•	the registration of the common shares under the U.S. Securities Act and the U.S. Exchange Act and applicable Canadian securities laws, if required; and

•	any necessary qualification or registration under applicable state securities laws or the availability of an exemption from qualification and registration.

If these conditions are not satisfied with respect to a holder before the close of business on the repurchase date or the fundamental change purchase date, as the case may be, we will make the required payment on the notes of the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the preceding sentence.

If we elect to pay the repurchase price or the fundamental change purchase price in common shares, the number of common shares to be delivered by us will be determined by dividing the amount of the payment to be made, and that is not paid in cash, by 95% of the average of the daily VWAP prices of the common shares for the 10 consecutive trading days ending on the third trading day preceding the repurchase date or the fundamental change purchase date, as the case may be, approximately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such ten day period and ending on such repurchase date or fundamental change purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common shares. See “— Conversion rate adjustments.”

We will not issue any fractional common shares in connection with our delivery of common shares upon our repurchase of the notes at the option of the holder or purchase of the notes in connection with a fundamental change. Instead, we will pay cash based on the closing price of our common shares on the applicable payment date for any fractional common shares we would otherwise deliver on account of the notes.

If we elect to satisfy any payment of the repurchase price or the fundamental change purchase price in common shares, we will give you notice at least 20 business days before the payment date. Our notice will state:

•	whether we will make the payment in cash or common shares or any combination of cash and common shares;

•	if both cash and common shares are payable, the percentage of each applicable form of payment on a per note basis; and

•	the method of calculating the average closing price of the common shares.

When we determine the actual number of common shares in accordance with the foregoing provisions, we will publish the information on our web site or through such other public medium as we may use at that time, including filing a report on Form 6-K with the SEC.

Because the average closing price of the common shares is determined prior to the applicable payment date, holders of notes bear the market risk with respect to the value of the common shares to be received from the date the average market price is determined to the payment date. We may deliver common shares as payment for the repurchase price or the fundamental change purchase price only if the information necessary to calculate the average closing price is published daily in a newspaper of U.S. or Canadian national circulation or such other public medium as we may use at that time.

Consolidation, merger and sale of assets by us

The indenture provides that we may, without the consent of any holder of notes, amalgamate with, consolidate with or merge with or into any other person or sell, transfer or lease all or substantially all of our properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (the “successor company”) will be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, the District of Columbia, Puerto Rico or the laws of Canada or any province or territory thereunder and the successor company (if not us) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the notes and the indenture;

•	the trustee is satisfied that the transaction will not result in the successor company being required to make any deduction or withholding on account of certain Canadian taxes from any payments in respect of the notes;

•	immediately after giving effect to such transaction, no default under the indenture, and no event which, after notice or lapse of time or both, would become a default under the indenture, shall have occurred and be continuing; and

•	we shall have delivered to the trustee an officers’ certificate stating that the amalgamation, consolidation, merger or transfer and such supplemental indenture (if any) comply with the provisions of the indenture.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, but in the case of a sale, transfer or lease of substantially all our assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of our consolidated assets, revenue or net income (loss), we will not be released from the obligation to pay the principal of and interest on the notes.

Additional amounts

We will make payments on account of the notes without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Canadian taxes”), unless we are required by law or the interpretation or administration thereof, to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest the additional amounts (“additional amounts”) necessary so that the net amount received by each holder of notes after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make a similar payment of additional amounts to holders of notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no additional amounts will be payable with respect to a payment made to a holder or former holder of notes (an “excluded holder”) in respect of the beneficial owner thereof:

(i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii) that is subject to such Canadian taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, we shall give written notice, in the manner provided in the indenture, to the trustee and the holders of the notes then outstanding of such imposition or change, as the case may be, and provide the trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements); or

(iii) that is subject to such Canadian taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such notes or the receipt of payment, or exercise of any enforcement rights thereunder;

and no additional amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (the “excluded taxes”).

We will remit the amount we withhold or deduct to the relevant authority. Additional amounts will be paid in cash semi-annually, at maturity, on any redemption date, on a conversion date or on any purchase date. With respect to references in this prospectus to the payment of principal or interest on any note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

We will furnish to the trustee, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (i) any Canadian taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Canadian taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but excluding any excluded taxes.

Limitation on Layering

The indenture will provide that we may not incur indebtedness that is contractually senior in right of payment to the notes and contractually subordinate in right of payment to any of our other indebtedness, other than any senior secured bank indebtedness that may be subordinate in right of payment to indebtedness incurred for the construction and development of Brisas.

Events of default; notice and waiver

The following are events of default under the indenture:

•	we fail to pay the principal amount of the notes when due upon redemption, repurchase or otherwise on the notes;

•	we fail to pay interest or additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any other covenant or warranty in the indenture for 60 days after written notice;

•	we fail to convert notes into common shares and for cash at our election upon exercise of a holder’s conversion right and such failure continues for 5 business days or more;

•	any indebtedness (other than indebtedness which is non-recourse to us or any of our subsidiaries) for money borrowed by us or one of our subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) is not paid at final maturity or upon acceleration and such failure is not cured or the acceleration is not rescinded or annulled, within 10 days after written notice as provided in the Indenture;

•	the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against us or any of our subsidiaries in excess of US$15 million (or the equivalent thereof in any other currency or currency unit) which remains unstayed, undischarged or unbonded for a period of 60 days;

•	our failure to give notice of a fundamental change as described under “Offer to purchase upon a fundamental change” or notice of a specified corporate transaction as described under “Conversion upon specified corporate transactions” when due;

•	our failure to comply with our obligations under “Consolidation, merger and sale of assets by us”; or

•	certain events involving our bankruptcy, insolvency or reorganization involving us or our subsidiaries.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest, including additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of the notes and interest, including additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or our subsidiaries, principal amount plus interest, including additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of the principal amount of the notes plus interest, including additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of redemption price, repurchase price, fundamental change repurchase price, principal or interest, including additional interest on the notes, if any, that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date to the extent lawful.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity reasonably satisfactory to it. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of redemption price, repurchase price, fundamental change repurchase price, principal or interest, including additional interest (in respect of any default in payment under a Note on or after the due date) on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer indemnity to the trustee reasonably satisfactory to it to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected thereby if it would:

•	extend the fixed maturity of any note;

•	reduce the principal amount of, or interest rate on or extend the stated time for payment of interest, including additional interest, if any, payable on, any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	after the occurrence of a fundamental change, modify the provisions with respect to the purchase right of the holders upon a fundamental change in a manner adverse to holders;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	change the ranking of the notes in a manner adverse to the holder of the notes;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, denomination and registration

The notes are issued:

•	in fully registered form; and

•	in denominations of US$1,000 principal amount and integral multiples of US$1,000.

Global note, book-entry form

The notes are evidenced by one or more global notes, deposited and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and when indirectly they are called “indirect participants.” So long as Cede & Co., DTC’s nominee, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, if any, and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Information concerning the trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Description of share capital

We are authorized to issue an unlimited number of Class A common shares of which 40,784,519 Class A common shares were issued and outstanding at May 11, 2007. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Class A common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by our board of directors. Upon our liquidation, dissolution or winding up, shareholders are entitled to receive our remaining assets available for distribution to shareholders. The Class A common shares include associated Class A common share purchase rights under our Shareholder Rights Plan Agreement, as amended and restated. Those rights are described under “Shareholder Rights Plan” on page 25 of the annual information form incorporated by reference into this prospectus. A noteholder will not have any rights as a shareholder until it converts its notes into our Class A common shares.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of arrangement as a result of which Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. Generally, each shareholder of Gold Reserve Corporation received one Class A common share of Gold Reserve Inc. for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units instead of Class A common shares. Each equity unit consists of one Class B common share of Gold Reserve Inc. and one Gold Reserve Corporation Class B common share, which consideration was substantially equivalent to a Class A common share and is generally immediately convertible into a Class A common share. Holders of Class A common shares and Class B common shares will generally be entitled to one vote per share and to vote together as a single class. Equity units, of which 1,085,099 were issued and outstanding at May 11, 2007, are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Income tax considerations

Certain U.S. federal income tax considerations

The following is a summary of certain material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of a note acquired pursuant to this prospectus, and the ownership and disposition of common shares acquired upon a conversion of such a note.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the acquisition, ownership, and disposition of notes or common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes or common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes or common shares.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. All of the authorities on which this summary is based are subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. In such event, the U.S. federal income tax consequences applicable to a holder of the notes or common shares could differ from those described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of notes or common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any political subdivision thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected, under applicable Treasury Regulations, to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of notes or common shares other than a U.S. Holder. A non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of notes or common shares.

Holders subject to special U.S. federal income tax rules not addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes or common shares to holders that are subject to special provisions under the Code, including the following holders: (a) holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) holders that are dealers in securities, commodities or currencies, or holders that are traders in securities or commodities that elect to apply a mark-to-market accounting method; (d) holders that have a “functional currency” other than the U.S. dollar; (e) holders that are subject to the alternative minimum tax under the Code; (f) holders that own notes or common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) holders that acquired notes or common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) holders that hold notes or common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes or common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds notes or common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of notes or common shares.

Tax consequences other than U.S. federal income tax consequences not addressed

This summary does not address the consequences arising under U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction to holders of the acquisition, ownership and disposition of notes or common shares. Each holder should consult its own financial advisor, legal counsel, or accountant regarding the consequences of any of these laws on the acquisition, ownership and disposition of notes or common shares.

The Notes

U.S. Federal Income Tax Consequences to U.S. Holders

Taxation of stated interest

For U.S. federal income tax purposes, interest (including Additional Amounts, if any, and without reduction for any withholding tax) on the notes generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. Subject to applicable limitations under the Code and the U.S. Treasury Regulations and subject to the discussion below, any Canadian withholding tax imposed on interest payments in respect of the notes will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Interest paid on the notes will be treated as income from sources outside the U.S., and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Market discount and amortizable bond premium

A U.S. Holder that purchased the notes (other than on issuance) at a price less than their principal amount would be treated for U.S. federal income tax purposes as having purchased the notes with market discount, subject to a de minimis exception. In the case of notes having non-de minimis market discount, a U.S. Holder will be required to treat any partial principal payment received on, and any gain recognized upon the sale or other disposition of, the notes as ordinary income to the extent of the market discount that accrued during such U.S. Holder’s holding period for the notes (on a ratable basis or, at the election of the U.S. Holder, constant yield basis), unless such U.S. Holder elects to annually include market discount in gross income over time as the market discount accrues. Any election to include market discount over time as it accrues would apply to all debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS. In addition, a U.S. Holder that holds the notes with market discount, and that does not elect to accrue market discount into gross income over time, may be required to defer the deduction of interest expense incurred or continued to purchase or carry the notes until the maturity of the notes or its earlier disposition in a taxable transaction.

Furthermore, if the notes were purchased by a U.S. Holder with a more than de minimis market discount and the U.S. Holder subsequently disposes of the notes in a transaction that is nontaxable in whole or in part (other than certain transactions described in section 1276(d) of the Code), accrued market discount generally will be includible in gross income as ordinary income as if such U.S. Holder had sold the notes at their then fair market value. However, if a U.S. Holder converts a note with accrued market discount that has not previously been included in gross income into common shares, then a ratable portion of such market discount will instead be allocated to such common shares. The amount of market discount allocable to such common shares may be taxable as ordinary income upon a sale or other disposition of such common shares.

A U.S. Holder that purchased a note for an amount in excess of its stated principal amount (subject to special rules for early redemption dates as described below) would be treated as having acquired such note with “amortizable bond premium” in the amount of such excess. In such case, the U.S. Holder may elect to amortize the bond premium over the term of the note as a reduction in the amount required to be included in the U.S. Holder’s gross income each year with respect to interest on the note (provided that the amount of amortizable bond premium will be calculated based on the amount payable at the applicable redemption date if the use of such redemption date in lieu of the stated maturity date results in a smaller amortizable premium for the period ending on the redemption date). Any election to amortize bond premium will apply to all notes held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

The rules governing market discount and amortizable bond premium are complex, and potential investors should consult their own tax advisors concerning the application of these rules.

Sale, redemption or other taxable disposition of the notes

The Company has determined that it was a PFIC for the taxable year ended December 31, 2006 and the Company expects that it will be a PFIC for the taxable year ending December 31, 2007. Accordingly, adverse U.S. federal income tax rules apply to a disposition of the notes by a U.S. Holder. If the Company was a PFIC at any time during the U.S. Holder’s holding period of the notes, each U.S. Holder of the notes generally will, upon disposition of the notes at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the gain had been recognized ratably over each day in the U.S. Holder’s holding period for the notes while the Company was a PFIC.

If the Company is not treated as a PFIC with respect to a U.S. Holder for any taxable year during which the U.S. Holder held notes, upon the sale, redemption or other taxable disposition of the notes, the U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale, redemption or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which amounts shall be taxable as ordinary income to the extent not previously included in the gross income of the U.S. Holder) and such U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in the notes generally will equal the cost of the notes to the U.S. Holder, increased by any market discount previously included in gross income by such holder, and reduced by (i) any principal payments received by such holder and (ii) any amortizable bond premium applied to reduce interest inclusions with respect to such notes. Any such gain or loss generally will constitute capital gain or loss (except that any gain will be treated as ordinary income to the extent of any market discount that has accrued on the notes but not previously been included in the gross income of the U.S. Holder), and will be long-term capital gain or loss if the notes were held by such U.S. Holder for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Conversion of the notes

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of the notes into common shares, except with respect to (i) cash received in lieu of a fractional common share, or (ii) common shares that are attributable to accrued but unpaid interest not previously included in gross income. To the extent the Company pays cash to a U.S. Holder upon a conversion of the notes instead of delivering common shares, such U.S. Holder should recognize gain or loss, if any, in the same manner as described above under “Sale, redemption or other taxable disposition of the notes.” Cash received in lieu of a fractional common share upon conversion will be treated as a payment in exchange for such fractional share. Accordingly, the receipt of cash in lieu of a fractional common share generally will be treated as described below under “— The Common Shares.” Amounts that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as interest to the extent not previously included in gross income.

A U.S. Holder’s initial tax basis in the common shares received on conversion of the notes will be the same as the U.S. Holder’s adjusted tax basis in the notes at the time of conversion, reduced by any tax basis allocable to a fractional share treated as exchanged for cash. However, the tax basis of common shares received upon a conversion with respect to accrued but unpaid interest should equal the fair market value of such common shares. The holding period for the common shares received on conversion generally will include the holding period of the notes converted. To the extent any common shares issued upon a conversion are allocable to accrued interest, however, the U.S. Holder’s holding period for such common shares may commence on the day following the date of delivery of the common shares.

Constructive dividends

The conversion rate of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion rate that increase a U.S. Holder’s proportionate share of the Company’s assets or the Company’s earnings may in certain circumstances result in a constructive dividend that is taxable to such U.S. Holder to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion rate pursuant to a bona-fide reasonable formula which has the effect of preventing the dilution of the interest of U.S. Holders in the notes will not be considered to result in a constructive dividend. However, certain adjustments provided in the notes (including, without limitation, adjustments to the conversion rate of the notes in connection with cash dividends to the Company’s shareholders) will not qualify as being pursuant to a bona-fide reasonable formula. If such adjustments are made, a U.S. Holder will, to the extent of the Company’s current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment. In addition, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of common shares.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the notes unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal income taxation on a net income basis in respect of income from the common shares), or (ii) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

The Common Shares

U.S. Federal Income Tax Consequences to U.S. Holders

Passive foreign investment company

The Company has determined that it was a PFIC for the taxable year ended December 31, 2006 and the Company expects that it will be a PFIC for the taxable year ending December 31, 2007. Accordingly, special U.S. federal income tax rules apply to the acquisition, ownership and disposition of common shares.

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are PFICs. A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares by value) in a taxable year is passive income (the “Income Test”). Alternatively, a foreign company will be considered a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the company (including a pro rata share of the assets of any company of which the company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For the taxable year ended December 31, 2006, the Company determined that it was a PFIC under the Income Test. In addition, the Company expects that it will be a PFIC under the Income Test for the taxable year ending December 31, 2007, and, as a result, will be treated as a PFIC for such taxable year. Further, the Company expects it will continue to be a PFIC for each subsequent taxable year prior to the year the Brisas Project begins production. The Company does not, however, believe that any of its subsidiaries were PFICs as to any shareholder of the Company for the taxable year ended December 31, 2006, and does not expect that any such subsidiaries will be PFICs as to any shareholder of the Company for any subsequent taxable year (including the taxable year ending December 31, 2007). The determination of whether the Company and any of its subsidiaries will be a PFIC for a taxable year depends on (i) the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and (ii) the assets and income of the Company and its subsidiaries over the course of each such taxable year. As a result, whether the Company and any of its subsidiaries will be a PFIC for any taxable year (including the taxable year in which the Brisas Project begins production or any subsequent year) cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the Company and any of its subsidiaries will not be a PFIC for any taxable year.

For taxable years in which the Company is a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat the Company as a “qualified electing fund” (a “QEF” election), or an election by such holder to “mark-to-market” his common shares (an “MTM election”), as discussed below, will, upon certain distributions by the Company or upon disposition of the common shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over each day in the U.S. Holder’s holding period for the common shares while the Company was a PFIC. Additionally, the common shares of a decedent U.S. Holder who failed to make a QEF election will generally be denied the normally available step-up of the tax basis for such common shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent’s tax basis, if lower, in the common shares.

A U.S. Holder who owns the common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year of the U.S. Holder’s holding period for the shares of the Company and in which the Company is considered a PFIC (a “timely QEF election”). A U.S. Holder who makes such a timely QEF election will be entitled to treat any future gain on the sale of the common shares as capital gain and will not be denied the tax basis step up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes (such deferral is subject to an interest charge). For the U.S. Holder to make the QEF election, the Company must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” described in Treasury Regulations and permit the U.S. Holder access to certain information in the event of an audit by the U.S. tax authorities. The Company will prepare and make the statement available to U.S. Holders, and will permit access to the information.

Treasury Regulations provide that a holder of an option, warrant or other right to acquire stock of a PFIC, such as a convertible note, may not make a QEF election that will apply to the option, warrant or other right or to the stock subject to the option, warrant or other right. Under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right shall include the period that the option, warrant or other right was held. The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of common shares in a PFIC received upon conversion of notes will be spread over the entire holding period for the notes and the common shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon conversion of the notes and receipt of the common shares, that election generally will not be a timely QEF election with respect to such common shares and thus the adverse taxation rules with respect to PFICs discussed above will continue to apply. However, it appears that a U.S. Holder receiving common shares upon the conversion of a note should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such common shares and such U.S. Holder also makes an election to recognize gain (which will be taxed under the adverse taxation rules for PFICs rules discussed above) as if such common shares were sold on such date at fair market value (a “Gain Recognition Election”).

A U.S. Holder who receives common shares upon the conversion of a note, and makes a Gain Recognition Election as described above and a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such common shares (and complies with certain U.S. federal income tax reporting requirements), should not have any material adverse U.S. federal income tax consequences as a result of the QEF election if the Company has no ordinary earnings or net capital gains during such taxable year. The Company currently expects that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC. However, no assurance can be given as to this expectation. Each U.S. Holder is urged to consult its own financial advisor, legal counsel, or accountant concerning the application of the U.S. federal income tax rules governing PFICs in its particular circumstances.

Each U.S. Holder choosing to make a QEF election would be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed U.S. federal income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). Such U.S. Holder must include on IRS Form 8621 its income as reflected in the PFIC Annual Information Statement it receives from the Company. If the Company determines that it was a PFIC during the taxable year, within two months after the end of each such taxable year the Company will make available the PFIC Annual Information Statement.

As an alternative to the QEF election, a U.S. Holder may make an MTM election with respect to the common shares. The MTM election requires that the PFIC stock in question be “publicly traded” stock as defined under the rules governing the MTM election. The common shares are publicly traded stock as required. If a U.S. Holder makes the MTM election, it must recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year (or actual disposition of the common shares) between the fair market value of the PFIC stock and the adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If a MTM election is in effect on the date of a U.S. Holder’s death, the otherwise available step-up in tax basis to fair market value will not be available. Instead, the tax basis of the common shares in the hands of a person who acquires such common shares from the decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares. If the U.S. Holder makes the MTM election, distributions from the Company with respect to the common shares will be treated as if the Company is not a PFIC, except that the lower tax rate on dividends for U.S. Holder that are individuals, discussed below, would not be applicable.

In addition, special rules would apply to U.S. Holders of the common shares for any taxable year in which the Company is a PFIC and has one or more subsidiaries that is also a PFIC as to such U.S. Holder (a “Subsidiary PFIC”). In such case, U.S. Holders of the common shares generally would be deemed to own their proportionate interest in any Subsidiary PFIC and be subject to the PFIC rules with respect to such Subsidiary PFIC regardless of the percentage ownership of such U.S. Holders in the Company. If a subsidiary of the Company is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder could incur liability for the deferred tax and interest charge described above if the PFIC Subsidiary makes a distribution, or an interest in the PFIC Subsidiary is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its common shares. A QEF election must be made separately for each PFIC and thus a QEF election made with respect to the Company will not apply to any Subsidiary PFIC. If a subsidiary of the Company is a PFIC, a QEF election for such subsidiary could accelerate the recognition of taxable income and may result in the recognition of ordinary income. Additionally, a U.S. Holder of common shares that has made a MTM election for his common shares could be subject to the PFIC rules with respect to the income of a

Subsidiary PFIC even though the value of the Subsidiary PFIC has already been subject to tax as a result of the MTM election. A MTM election would not be permitted for a PFIC Subsidiary.

Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a MTM election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s acquisition, ownership and disposition of common shares.

Acquisition, Ownership and Disposition of Common Shares if the Company is Not a PFIC or if the U.S. Holder makes QEF Election and a Gain Recognition Election

If the Company is not a PFIC at any time during the period a U.S. Holder held, or is considered to have held, the notes or the common shares, or if a U.S. Holder receiving common shares upon the conversion of a note makes a Gain Recognition Election as described above and an effective QEF election as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such common shares, such U.S. Holder will not be subject to such PFIC rules during any taxable year in which the Company is not classified as a PFIC. Instead, such U.S. Holder will be subject to the following rules.

Distributions

For U.S. federal income tax purposes, the amount of a distribution made on the common shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld as described below under “Certain Canadian income tax considerations—Purchasers resident in the United States.” An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary dividend income, to the extent of the Company’s current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its common shares and then, to the extent in excess of such U.S. Holder’s adjusted tax basis, as gain from the sale or exchange of such common shares generally taxable as capital gain. (See discussion below under “Dispositions.”) The amount treated as a dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from U.S. corporations.

Distributions of additional common shares to U.S. Holders with respect to their common shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax. In general, the tax basis of the common shares held prior to the distribution (the “old common shares”) will be allocated between the additional common shares and the old common shares in proportion to their fair market values on the date of distribution.

In the case of non-corporate U.S. Holders, the U.S. federal income tax rate applicable to dividends received in taxable years beginning prior to January 1, 2011 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. The amount of any distribution paid in foreign currency will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of actual or constructive receipt by the U.S. Holder (in accordance with the U.S. Holder’s regular method of tax accounting), regardless of whether the foreign currency is converted into U.S. dollars on that date. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for any Canadian tax paid with respect to, or withheld from, any dividends paid on the common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax paid or withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. The availability of the foreign tax credit is subject to complex limitations.

For U.S. foreign tax credit purposes, dividends paid on the common shares generally will be treated as income from sources outside the U.S. and as “passive income” (or “general income” for certain U.S. Holders).

The rules relating to the U.S. foreign tax credit are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether and to what extent it would be entitled to a foreign tax credit.

Dispositions

A U.S. Holder’s sale, exchange or other taxable disposition of the common shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between (a) the U.S. dollar value of the amount of cash and fair market value of any property received upon the sale, exchange or other taxable disposition and (b) such U.S. Holder’s adjusted tax basis in the common shares. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the common shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax rates lower than the rates applicable to ordinary income.

As discussed above under “The Notes—U.S. Federal Income Tax Consequences to U.S. Holders—Market discount and amortizable bond premium”, if a U.S. Holder converts a note with accrued market discount that has not previously been included in gross income into common shares, then a ratable portion of such market discount will be allocated to such common shares. The amount of market discount allocable to such common shares may be taxable as ordinary income upon a sale or other disposition of such common shares.

The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the treatment of capital gains and losses.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Distributions

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. Holder (and are attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal taxation on a net income basis in respect of income from the common shares), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate non-U.S. Holder also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the common shares. See discussion below under “Dispositions.”

Dispositions

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the common shares unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such non-U.S. Holder if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. federal income taxation on a net income basis in respect of income from the common shares), or (ii) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting; Backup Withholding Tax

In general, dividend payments or other taxable distributions on the Company’s common shares or proceeds from the disposition of common shares paid by a U.S. paying agent or other U.S. intermediary to a non-corporate holder may be subject to information reporting to the IRS and possible U.S. backup withholding (currently imposed at a rate of 28%). Backup withholding generally would not apply to a U.S. Holder that timely furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain non-U.S. Holders receiving payments in the U.S. or through certain U.S. financial intermediaries should establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8 BEN, as applicable.

Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability. Additionally, a holder may obtain a refund of any excess amounts withheld under the backup withholding regime by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the non-U.S. Holder resides or is organized.

Each holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Certain Canadian income tax considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, and Heenan Blaikie LLP, Canadian counsel to the underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to a prospective purchaser of notes to be issued pursuant to this offering.

This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”), specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed in this prospectus. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this prospectus.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser of notes, and no representations with respect to the income tax consequences to any particular prospective purchaser are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of notes or converting notes into common shares and the subsequent holding and disposing of such common shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Purchasers resident in Canada

This portion of the summary is applicable only to a purchaser who, at all relevant times, is resident in Canada, deals at arm’s length and is not affiliated with the Company, and who will acquire and hold notes to be issued pursuant to this offering and any common shares acquired on a conversion of such notes as capital property (a “Holder”), all within the meaning of the Tax Act. Any notes or common shares will generally be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose notes might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the notes and every other “Canadian security” (as defined by the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a Holder that is a “specified financial institution” or a Holder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

Taxation of interest

A Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a note that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder’s income for a preceding taxation year.

Any other Holder, including an individual and trusts of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any interest on a note received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder’s income for a preceding taxation year. In addition, if at any time a note should become an “investment contract” (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a note to the end of any “anniversary day” (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder’s income for that or a preceding taxation year.

Exercise of conversion privilege

A Holder who converts a note to common shares pursuant to the conversion privilege will not be considered to realize a capital gain (or capital loss) on the conversion. The cost to the Holder of the common shares acquired on the conversion will be equal to the Holder’s adjusted cost base of the note immediately before the conversion. The adjusted cost base to the Holder of the common shares acquired on the conversion will be determined by averaging the cost of the common shares so acquired with the adjusted cost base of all other common shares held by such holder as capital property. Under the current administrative practice of the CRA, a Holder who receives cash not in excess of $200 in lieu of a fraction of a common share upon conversion of a note may either treat this amount as proceeds of disposition of a portion of a note (thereby realizing a capital gain or capital loss) or alternatively may reduce the adjusted cost base of the common shares received on the conversion by the amount of the cash received.

Disposition of notes

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder’s income for the taxation year or a previous taxation year. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the note to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year generally must be included in the Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts of interest and taxable capital gains. A Holder that is an individual, including most trusts, may be liable for alternative minimum tax as a result of realizing a capital gain.

Disposition of common shares

A Holder who disposes of or is deemed to have disposed of a common share will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the common share exceed (or are exceeded by) the aggregate of the adjusted cost base of such common share and any reasonable expenses associated with the disposition. Such capital gains and capital losses will be subject to tax in the manner described above under the heading “Disposition of notes”.

Taxation of dividends received by holders of common shares

Dividends (including deemed dividends) received on common shares by a Holder who is an individual (and certain trusts) will be included in income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations. An enhanced dividend tax credit will be available in respect of “eligible dividends” (as defined in the Tax Act) paid by the Company. Taxable dividends received by Holders that are individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Dividends (including deemed dividends) received on common shares by a Holder that is a corporation will be included in income and normally be deductible in computing such corporation’s taxable income. However, the Tax Act will generally impose a 33 1/3% refundable tax on such dividends received by a corporation that is a private corporation or a subject corporation for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation’s taxable income.

Purchasers resident in the United States

This portion of the summary is applicable to a purchaser who is a U.S. Holder (as defined below) who, at all relevant times for purposes of the Tax Act, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with the Company, (iii) holds notes to be issued pursuant to this offering and any common shares acquired on a conversion of such notes as capital property, (iv) does not use or hold, and is not deemed to use or hold such securities in the course of carrying on, or otherwise in connection with, a business in Canada and (v) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Treaty”). United States limited liability companies (“LLCs”) generally are not considered residents of the United States for the purposes of the Treaty. However, the Tax Proposals include a proposal to amend the Treaty whereby LLCs would be considered to be residents of the United States upon such amendment coming into force. There is no assurance that the Treaty will be amended in such manner. Any notes or common shares will generally be considered to be capital property to a U.S. Holder unless the U.S. Holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Except as expressly provided, this summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, tax exempt entities, insurers, and financial institutions. For purposes of the Tax Act, all amounts relevant in computing a U.S. Holder’s liability under the Tax Act must be computed in Canadian dollars. Amounts denominated in U.S. dollars including adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Ownership of notes

No non-resident withholding tax will apply to the payment to a U.S. Holder under the notes of interest (including, without limitation, additional amounts, if any), or the proceeds received by a U.S. Holder at maturity or on a disposition because of a redemption, purchase of, or conversion of a note.

The conversion of notes into common shares on the exercise of the conversion privilege by a U.S. Holder will not constitute a disposition of the notes and, accordingly, a U.S. Holder will not realize a gain or loss on such conversion.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on a disposition or deemed disposition of a note unless the note constitutes “taxable Canadian property” to the U.S. Holder, and the U.S. Holder is not entitled to relief under the provisions of an applicable income tax treaty or convention. Provided the common shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time a note is disposed of, the note will not constitute “taxable Canadian property” to a U.S. Holder, unless at any time during the five-year period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Company’s capital stock.

Ownership of common shares

Dividends on common shares

Dividends on common shares paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Under the Treaty, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold such tax from dividends paid to such organizations. If qualifying organizations fail to follow the required administrative procedures, the Company will be required to withhold tax and the organizations will have to file with the CRA a claim for refund to recover amounts withheld.

Dispositions of common shares

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share, unless the common share constitutes “taxable Canadian property” as defined in the Tax Act at the time of disposition. A common share will generally not be taxable Canadian property to a U.S. Holder at the time of disposition provided the common shares are listed on a prescribed stock exchange (which includes the TSX and AMEX) at that time and, during the 60 month period ending at the time of disposition of the common share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, did not own 25% or more of the Company’s issued shares of any class or series of capital stock. By reason of the Treaty, even if a common share constitutes taxable Canadian property to a U.S. Holder, no tax will generally be payable under the Tax Act on a capital gain realized by the U.S. Holder on the disposition of such shares provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada. The Company has advised counsel that, at the date of this short form prospectus, the value of the common shares is not derived principally from real property situated in Canada within the meaning of the Treaty.

Underwriting

J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective aggregate principal amount of notes set forth opposite such underwriter’s name:

Principal Amount
Name	of Notes

J.P. Morgan Securities Inc.	$54,000,000
RBC Dominion Securities Inc.	$27,000,000
Cormark Securities Inc.	$9,000,000

Total	$90,000,000

The underwriters will purchase the notes from us at a price equal to 95.75% of the aggregate principal amount of the notes.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors, and the receipt of an opinion from the National Association of Securities Dealers, Inc. that it has no objection to the proposed underwriting terms between us and the underwriters. The underwriters are committed to purchase all the notes offered by us if they purchase any notes.

We estimate that the total expenses of this offering and the concurrent offering, excluding underwriting fees, will be approximately $1,000,000.

This offering is being made concurrently in all of the provinces of Canada other than Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The notes will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the notes outside of Canada and the United States.

We have granted to the underwriters a 13-day option to purchase up to $13,500,000 aggregate principal amount of notes. The underwriters may exercise the over-allotment option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a principal amount of notes approximately proportionate to that underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this prospectus also qualifies the grant of the over-allotment option and the distribution of the additional notes issuable on exercise of the over-allotment option.

We and our executive officers and directors have agreed that, for a period of 90 days from the closing date of this offering, that neither we nor they will, without the prior written consent of the underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any of our securities other than grants of options or rights or issuances of common shares (i) as a bona fide gift or gifts, provided that the donee or donees agrees to be bound in writing by the restrictions set forth in the lock-up agreement; (ii) to any trust for the direct or indirect benefit of an officer or director or an immediate family member of such officer or director, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the lock-up agreement; (iii)  arising as a result of a director or officer serving as a trustee of our KSOP, if applicable; (iv) as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth in the lock-up agreement; (v) to an executor or heir in the event of the death of an officer or director, provided that any such executor and heir agree to be bound in writing by the restrictions set forth in the lock-up agreement; and (vi) by way of a sale in accordance with or pursuant to a Rule 10b5-1 plan under the U.S. Exchange Act, which plan is in effect as of the date of the lock-up agreement. Notwithstanding the foregoing, the underwriters have agreed that up to a total of 20,000 common shares may be sold by each officer and director during the term of the lock-up agreement.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

In connection with the offering of the notes, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions in the notes and our common shares. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes or our common shares in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes or common shares in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes and our common shares to be higher than it would otherwise be in the absence of those transactions.

We and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or our common shares. In addition, we and the underwriters do not make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities laws, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters and their affiliates have in the past and may in the future provide various financial advisory, investment banking and commercial banking services for us and our affiliates in the ordinary course of business for which they have received and will receive customary fees and commissions.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities offered hereby have not authorized and do not authorize the making of any offer of the securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

Certain legal matters relating to this offering and to the notes to be distributed pursuant to this prospectus will be passed upon on behalf of us by Fasken Martineau DuMoulin LLP, with respect to Canadian legal matters, by Baker & McKenzie LLP, with respect to U.S. legal matters, and by Baker & McKenzie SC, with respect to Venezuelan legal matters, and on behalf of the underwriters by Heenan Blaikie LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters.

Names and interests of experts

As of the date hereof, none of the partners and associates of Fasken Martineau DuMoulin LLP and Heenan Blaikie LLP or SNC-Lavalin, Aker Kvaerner Metals Inc., Marston & Marston, Inc., Pincock, Allen & Holt, Susan Poos, P.E., Richard Lambert, P.E., and Richard Addison, P.E., each being companies or persons who have prepared reports relating to our mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or of any or our associates or affiliates. As at the date of this prospectus, all such persons, directors, officers, employees and partners in the aggregate, as applicable, of each of the aforementioned companies and partnerships, beneficially own, directly or indirectly, less than one percent of our securities.

Auditors, transfer agent, registrar and trustee

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7 who advise that they are independent of us within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Denver, Colorado.

The Bank of New York, and its officers in New York, New York, has been appointed as the trustee under the indenture, as paying agent, conversion agent, notes registrar, and custodian for the notes.

Documents incorporated by reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and forms an integral part of this prospectus. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from Mary Smith, our Secretary, at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201, U.S.A. (Telephone: (509) 623-1500). These documents are also available electronically at www.sedar.com or at www.sec.gov. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference and form an integral part of this prospectus. You should review them prior to making an investment decision:

•	our annual information form dated March 30, 2007 for the year ended December 31, 2006;

•	our audited annual consolidated comparative financial statements for the year ended December 31, 2006 and the auditors’ report thereon, together with management’s discussion and analysis for the year ended December 31, 2006;
•	our unaudited interim consolidated financial statements for the three month period ended March 31, 2007, together with management’s discussion and analysis for the three month period ended March 31, 2007;
•	our material change report dated May 9, 2007 announcing this offering and the concurrent offering;
•	our material change report dated March 29, 2007 announcing that the MINAMB has accepted the ESIA and issued to us, on March 27, 2007 the Authorization for the Affectation of Natural Resources for the Construction of the Infrastructure and Services Phase of Brisas;
•	our management information circular dated April 20, 2007 prepared in connection with our annual and special meeting of shareholders to be held on June 7, 2007; and
•	the summary, being pages 1.1 to 1.13 inclusive, of NI 43-101 Technical Report, Brisas, Venezuela, Feasibility Update dated October 30, 2006 as prepared by PAH.

Any document of the type referred to in the first six items above (other than confidential material change reports) and any interim financial statements and related managements’ discussion and analysis, in each case filed by us with the securities commissions or similar authorities in Canada after the date of this prospectus and prior to the completion or termination of this offering, shall be deemed to be incorporated by reference into and form an integral part of this prospectus. The documents incorporated or deemed to be incorporated by reference in this prospectus contain meaningful and material information relating to us, and prospective investors should review all information contained in this prospectus and the documents incorporated by reference in this prospectus before making an investment decision. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, any information therein shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or prior form to constitute a part of this prospectus.

Documents filed as part of the registration statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents referred to under the heading “Documents incorporated by reference”;
•	the form of underwriting agreement;
•	the form of indenture;
•	the statement of eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York;
•	consent of PricewaterhouseCoopers LLP;
•	consent of Fasken Martineau DuMoulin LLP;
•	consent of Heenan Blaikie LLP;
•	consent of Pincock, Allen & Holt;
•	consent of Susan Poos, P.E.;
•	consent of Richard J. Lambert, P.E.;
•	consent of Richard Addison, P.E., C Eng, Eur.Ing;
•	consent of SNC-Lavalin;
•	consent of Aker Kvaerner Metals, Inc.;
•	consent of Marston & Marston, Inc.; and
•	powers of attorney from our directors and officers.

Additional information

We have filed with the SEC a registration statement on Form F-10 relating to the notes to which this offering relates. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, which require us to file or furnish reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with or furnish to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States (materially different in some circumstances). As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download documents we have publicly filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

Enforcement of civil liabilities

We are a corporation existing under the Business Corporations Act (Yukon). Some of our directors and some of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of notes who reside in the United States to effect service within the United States upon those directors and experts who are not residents of the United States. It may also be difficult for holders of notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws. We have been advised by our Canadian counsel, Fasken Martineau DuMoulin LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Fasken Martineau DuMoulin LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Gold Reserve Corporation, our Montana subsidiary, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the notes under this prospectus.

US$90,000,000

5.50% Senior Subordinated Convertible Notes due 2022

Prospectus

JPMorgan	RBC Capital Markets

Cormark Securities

May 15, 2007